DRAFT               SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                 Form 10-K

  X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1993

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ___________ to ___________
Commission file Number 1-7978

                          BLACK HILLS CORPORATION
Incorporated in South Dakota        IRS Identification Number 46-0111677
                             625 Ninth Street
                      Rapid City, South Dakota 57709

            Registrant's telephone number, including area code
                              (605) 348-1700

        Securities registered pursuant to Section 12(b) of the Act:

                                                   NAME OF EACH EXCHANGE
     TITLE OF EACH CLASS                            ON WHICH REGISTERED

Common stock of $1.00 par value                   New York Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes   X      No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

State the aggregate market value of the voting stock held by non-affiliates of the Registrant.
                  At February 28, 1994       $305,709,166

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

            CLASS                          OUTSTANDING AT FEBRUARY 28, 1994

Common stock, $1.00 par value                         14,277,277 shares

DOCUMENTS INCORPORATED BY REFERENCE
     1. Pages 13 through 34 of the Annual Report to Stockholders of the Registrant for the year ended December 31, 1993, are incorporated by reference in Part I and Part II and appended hereto.
     2. Definitive Proxy Statement of the Registrant filed pursuant to Regulation 14A for the 1994 Annual Meeting of Stockholders to be held on May 24, 1994, is incorporated by reference in Part III.

                             TABLE OF CONTENTS

                                                                       Page

ITEM 1.  BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          ELECTRIC POWER SALES AND SERVICE TERRITORY. . . . . . . . . . .

             Electric Power Sales--Retail . . . . . . . . . . . . . . . .
             Retail Electric Service Territory. . . . . . . . . . . . . .
             Electric Sales--Wholesale. . . . . . . . . . . . . . . . . .
             Future Wholesale Opportunities . . . . . . . . . . . . . . .

          ELECTRIC POWER SUPPLY . . . . . . . . . . . . . . . . . . . . .

             General. . . . . . . . . . . . . . . . . . . . . . . . . . .
             Reserves . . . . . . . . . . . . . . . . . . . . . . . . . .
             Pacific Power Colstrip Contract. . . . . . . . . . . . . . .
             Tri-State Contract . . . . . . . . . . . . . . . . . . . . .
             Reserve Capacity Integration Agreement . . . . . . . . . . .
             Sunflower Agreement. . . . . . . . . . . . . . . . . . . . .
             Neil Simpson Unit #2 . . . . . . . . . . . . . . . . . . . .

          RATE REGULATION . . . . . . . . . . . . . . . . . . . . . . . .

             Guarantee of the Construction Costs of Neil Simpson Unit
              #2. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
             Other Regulatory Conditions of Approving Neil Simpson Unit
              #2. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
             1995 Rate Cases. . . . . . . . . . . . . . . . . . . . . . .
             South Dakota Regulation. . . . . . . . . . . . . . . . . . .
             Wyoming--Retail. . . . . . . . . . . . . . . . . . . . . . .
             Montana. . . . . . . . . . . . . . . . . . . . . . . . . . .
             Wyoming--Wholesale . . . . . . . . . . . . . . . . . . . . .

          COMPETITION IN ELECTRIC UTILITY BUSINESS. . . . . . . . . . . .

             Competition in Service at Retail . . . . . . . . . . . . . .
             Competition in Electric Generation . . . . . . . . . . . . .
             Transmission Access. . . . . . . . . . . . . . . . . . . . .
             Price Competition. . . . . . . . . . . . . . . . . . . . . .

          CONSTRUCTION AND CAPITAL PROGRAMS . . . . . . . . . . . . . . .

             Black Hills Power. . . . . . . . . . . . . . . . . . . . . .
             Financing Neil Simpson Unit #2 . . . . . . . . . . . . . . .
             Wyodak Resources . . . . . . . . . . . . . . . . . . . . . .
             Western Production . . . . . . . . . . . . . . . . . . . . .

                                                                       Page

          COAL SALES. . . . . . . . . . . . . . . . . . . . . . . . . . .

             Contract to Supply Coal to Neil Simpson Unit #2. . . . . . .
             Other Sales. . . . . . . . . . . . . . . . . . . . . . . . .

          OIL AND GAS OPERATIONS. . . . . . . . . . . . . . . . . . . . .

             Size and Competition . . . . . . . . . . . . . . . . . . . .
             Markets and Sales. . . . . . . . . . . . . . . . . . . . . .
             Production . . . . . . . . . . . . . . . . . . . . . . . . .
             Drilling Activity. . . . . . . . . . . . . . . . . . . . . .

          ENVIRONMENTAL REGULATION. . . . . . . . . . . . . . . . . . . .

            Air Quality . . . . . . . . . . . . . . . . . . . . . . . . .
               Emission Limitations at Neil Simpson Unit #2 . . . . . . .
               Emissions from Other Plants. . . . . . . . . . . . . . . .
               Asbestos . . . . . . . . . . . . . . . . . . . . . . . . .
               The Clean Air Act Amendments . . . . . . . . . . . . . . .
               Air Allowances . . . . . . . . . . . . . . . . . . . . . .
               New Major Emitting Facilities. . . . . . . . . . . . . . .
             Water Quality. . . . . . . . . . . . . . . . . . . . . . . .
             Land Quality . . . . . . . . . . . . . . . . . . . . . . . .
            Solid Waste Disposal. . . . . . . . . . . . . . . . . . . . .
               Reclamation. . . . . . . . . . . . . . . . . . . . . . . .
             General. . . . . . . . . . . . . . . . . . . . . . . . . . .
               PCB's. . . . . . . . . . . . . . . . . . . . . . . . . . .
               Oil Releases . . . . . . . . . . . . . . . . . . . . . . .
               Underground Storage Tanks. . . . . . . . . . . . . . . . .
               Ben French Oil Spill . . . . . . . . . . . . . . . . . . .
               Mush Creek Cleanup . . . . . . . . . . . . . . . . . . . .
             Electromagnetic Fields . . . . . . . . . . . . . . . . . . .
             Summary. . . . . . . . . . . . . . . . . . . . . . . . . . .

          EMPLOYEES . . . . . . . . . . . . . . . . . . . . . . . . . . .

          CORPORATE DEVELOPMENT . . . . . . . . . . . . . . . . . . . . .

ITEM 2.  PROPERTIES . . . . . . . . . . . . . . . . . . . . . . . . . . .

          UTILITY PROPERTIES. . . . . . . . . . . . . . . . . . . . . . .

          MINING PROPERTIES . . . . . . . . . . . . . . . . . . . . . . .

          OIL AND GAS PROPERTIES. . . . . . . . . . . . . . . . . . . . .

ITEM 3.  LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . .

                                                                       Page

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
          EXECUTIVE OFFICERS OF THE COMPANY . . . . . . . . . . . . . . .

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS . . . . . . . . . . . . . . . . . . . . . .

ITEM 6.   SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . .

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . . .

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA . . . . . . . . . .

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . . . . . . . . . .

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT. . . . . . .

ITEM 11.  EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . .

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT. . . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . .

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS
          ON FORM 8-K . . . . . . . . . . . . . . . . . . . . . . . . . .

DEFINITIONS

When the following terms are used in the text they will have the meanings indicated.

Term                   Meaning

Black Hills Power      Black Hills Power and Light Company, the assumed
                       business name of the Company under which its electric operations are conducted

Basin Electric         Basin Electric Power Cooperative, Inc., a rural
                       electric cooperative engaged in generating and transmitting electric power to its member RECs

Company                Black Hills Corporation

DEQ                    Department of Environmental Quality of the State of
                       Wyoming

EAFB Ellsworth Air Force Base, a military air force base near Rapid City, South Dakota

FERC                   Federal Energy Regulatory Commission

Indenture              Indenture of Mortgage and Deed of Trust of the
                       Company

Neil Simpson Unit #1   A 20 megawatt coal-fired electric generating plant
                       owned by the Company and located adjacent to the Wyodak Plant

Neil Simpson Unit #2   An 80 MW coal-fired power plant the Company now has
                       under construction at the site of the Wyodak Plant and the Neil Simpson Unit #1

Pacific Power          PacifiCorp, which operates its electric utility
                       operations under the assumed names of Pacific Power
                       & Light Company and Utah Power & Light Company

RECs Rural electric cooperatives, which are owned by their customers and which rely primarily on the Rural Electrification Administration of the United States for their financing needs

SDPUC                  The South Dakota Public Utilities Commission

WAPA Western Area Power Administration of the Department of Energy of the United States of America

WPSC                   The Wyoming Public Service Commission

Western Production     Western Production Company, a wholly owned
                       subsidiary of Wyodak Resources

Wyodak Resources       Wyodak Resources Development Corp., a wholly owned
                       subsidiary of the Company

Wyodak Plant           A 330 megawatt coal-fired electric generating plant
                       which is owned 20 percent by the Company and 80 percent by Pacific Power and located near Gillette, Wyoming

                                  PART I

ITEM 1. BUSINESS

                                  GENERAL

     The Company was incorporated under the laws of South Dakota in 1941 under the name Black Hills Power and Light Company. In 1986 the Company changed its name to Black Hills Corporation and now operates its investor-owned electric public utility operations under the assumed name of Black Hills Power and Light Company. In addition the Company has diversified into coal mining through Wyodak Resources and into oil and gas production through Western Production.

     Black Hills Power is engaged in the generation, purchase, transmission, distribution and sale of electric power and energy to approximately 53,330 customers in 11 counties in western South Dakota, northeastern Wyoming and southeastern Montana. The territory served by Black Hills Power includes 20 incorporated communities and various unincorporated and rural areas with a population estimated at 165,000. The largest community served is Rapid City, South Dakota, with a population, including environs, estimated at 75,000. Rapid City is the major retail, wholesale and health care center for a 250-mile radius. Principal industries in the territory served are tourism (including small stake casino gambling at Deadwood), cattle and sheep raising, farming, milling, meat packing, lumbering, the production of cement, the mining of bentonite, stone, gravel, silica sand, gold, silver, coal and other minerals, the manufacture of electronic products, wood products and gold jewelry, and the production and refining of oil. Black Hills Power serves a substantial portion of the electric needs of the Black Hills tourist region which includes the National Shrine of Democracy, Mount Rushmore National Memorial and the Crazy Horse Memorial, a large granite mountain carving under construction as a memorial to native Americans and one of their leaders. Tourism has been and is expected to continue to be enhanced significantly by the establishment of small stakes casino gambling at Deadwood, South Dakota, which is a part of Black Hills Power's service territory. Although only a small portion of EAFB is served by Black Hills Power, EAFB forms a significant economic base for the territory served.

     Wyodak Resources, incorporated under the laws of Delaware in 1956, is engaged in the mining and sale of sub-bituminous coal. The coal mining operation is located approximately five miles east of Gillette, Wyoming.

     In 1986, Wyodak Resources acquired all of the outstanding capital stock of Western Production, an oil and gas exploration, producing and operating company incorporated under the laws of Wyoming. Western Production is an oil producing and operating company with interests located in the Rocky Mountain Region and Texas. Western Production also has a partial interest in a natural gas processing plant.

     Information as to the continuing lines of business of the Company for the calendar years 1991-1993 is as follows:

                                              1993      1992       1991
                                                   (in thousands)

Revenue from sales to unaffiliated customers:
     Electric                                $97,885   $97,232    $97,922
     Coal mining                              19,775    18,485     16,918
     Oil and gas production                   11,396     9,599      9,077

Revenue from intercompany sales:

     Electric                                $   270    $  216     $  236
     Coal mining                              10,047     9,811      9,220

     Reference is made to the Consolidated Statements of Income and Note 11 of "Notes to Consolidated Financial Statements" appended hereto.

                ELECTRIC POWER SALES AND SERVICE TERRITORY

     Electric Power Sales--Retail. Even though Black Hills' service area again experienced milder than normal summer weather, Black Hills Power's firm kilowatt hour sales increased in 1993 by 3.5 percent over 1992. The increase in energy sales is largely due to an increase in the number of customers and their use of electricity. Firm energy sales are forecast to increase over the next ten years at an annual compound growth rate of approximately 2.5 percent. During the next ten years the peak system demand is forecast to increase at an annual compound growth rate of 2.6 percent. These forecasts are from studies conducted by Black Hills Power with the help of outside consultants whereby the service territory of Black Hills Power is carefully examined and analyzed to estimate changes in the needs for electrical energy and demand over a 20-year period. These forecasts are only estimates, and the actual changes in electric sales may be substantially different. In the past Black Hills Power's forecasts have tracked actual sales within a band of reasonable performance.

     Electric sales are materially affected by weather. Like 1992, Black Hills Power's electric service territory again experienced a cool summer in 1993, resulting in degree days that were 59 percent lower than normal for the 1993 summer months. Consequently, energy sales and peak demand were substantially less during the cooling season than they would have been in a normal weather year.

     Retail Electric Service Territory. Black Hills Power's service territory is currently protected by assigned service area and franchises that generally grant to Black Hills Power the exclusive right to sell all electric power consumed therein, subject to providing adequate service. See-- COMPETITION IN ELECTRIC UTILITY BUSINESS--Competition in Service at Retail under this Item 1.

     At the end of 1993, Black Hills served electric energy to 53,330 customers in a population island that includes the major population centers of the Black Hills area in western South Dakota and northeastern Wyoming and a small oil field in southeastern Montana. (See--GENERAL under this Item 1 for a general description of the service territory.)

     Black Hills Power's electric service territory is experiencing modest business and population growth. In 1993 the value of commercial building permits in Rapid City increased by 91 percent, and residential building permits increased 10.5 percent. South Dakota's unemployment rate in 1993 averaged 3.4 percent. Personal income in South Dakota increased 7.3 percent in 1993 and visitor spending in South Dakota increased by 14 percent.

     The Company believes that this growth in its electric service territory will continue; however, the Company can give no assurances. One of the major employers in the Rapid City area is the United States Defense Department's EAFB. EAFB is a military air force base near Rapid City, South Dakota. Its current mission is to serve as the training, operation and maintenance base for the Air Force's B-1 bombers. There are now stationed at EAFB 30 B-1 bombers, out of the Defense Department's total of 96 B-1s, of which 80 are operational.

     Black Hills Power does not provide electric service to EAFB. However, currently EAFB employs approximately 5,200 military and 600 civilian personnel. In addition to these direct employees, additional nongovernmental employees residing in Rapid City and the surrounding area depend upon the continual operation of EAFB. Many of the persons with these jobs reside in the service territory of Black Hills Power. Many businesses in Black Hills Power's service territory are at least partially dependent upon the operations at EAFB. The exact economic impact from a closing of EAFB on Black Hills Power's electric sales cannot be estimated. While the impact would be felt, there are other businesses that would not be affected and are experiencing growth for other reasons in Black Hills Power's electric service territory.

     While the future of EAFB is not certain, management believes that the mission of EAFB assures that the base will continue. Emphasis on reducing the budget deficit and the deemphasis of military spending are expected to result in additional military base closings. The independent commission that recommends base closings is expected to make its recommendations in 1995 for the next base closings. If the United States Congress or the Administration does not interfere with those recommendations, those bases as recommended for closing are expected to be subsequently closed. There are many criteria used by the independent commission in making its decision, but three of the most important considerations are the strategic importance of the mission of the base, civilian encroachments interfering with the safe operation of the base, and the amount and timing of the savings or payback to the government resulting from such closings. EAFB personnel have been complaining about certain civilian business and housing encroachments to the flight line of the base. The City of Box Elder and the State of South Dakota are expected to take corrective action to satisfy those complaints, but no assurances can be given that the encroachments will be eliminated. Box Elder has already placed a moratorium on new buildings in the encroachment zone. Because of the large number of employees at EAFB and the cost of maintaining EAFB, a large savings would result to the Department of Defense from the closing.
The Company believes, however, that the strategic mission of the base (the training, maintenance and operation of the B-1 bombers) and the open, low-populated area in western South Dakota and eastern Wyoming that is available for practicing bombing runs along with strong community support of the base should result in no EAFB closing. This may depend, however, upon the continual support by the Department of Defense and Congress of the B-1 bomber program. Due to cost overruns and failures of some tactical ancillary equipment along with debates on the need for long-range bombing capability in light of the end of the cold war have caused the B-1 bomber program to be somewhat controversial. This controversy has led to a decision to run the B-1 through extensive tests during 1994. EAFB has announced that those tests will be conducted at EAFB.

     Currently the Clinton Administration's budget provides for the Air Force to maintain an active, operational B-1 bomber fleet of 50. A fleet of 50 is believed to require the B-1s to be operated from two bases. The current Air Force plan is to base its operational B-1s only at EAFB and Dyess Air Force Base, Texas.

     The EAFB receives strong support from the Black Hills communities and the State of South Dakota and is the only major military establishment of the Department of Defense located in South Dakota. For all of these reasons, the Company believes that the EAFB will survive the next round of base closings, but the Company can give no assurances.

     Two other major industries in Black Hills' service territory suffering some stress are the lumbering industry and gold mining industry. The lumbering industry has already suffered substantial cutbacks due to government cutbacks in timber harvesting. Some impact has already occurred. The gold mining industry, including Homestake Mining Company (representing
11.8 percent of Black Hills' total firm KWH sales in 1993 and 8.2 percent of firm electric sales revenue) depends largely upon the price of gold and continuing to find economically minable ore reserves. Homestake has gradually over the years reduced the number of employees, and this impact has substantially occurred. Homestake recently abandoned a deep exploration program 6,000 feet underground to a location north of its present mine to locate another ore body that would have economically justified the construction of another shaft and the extension of the underground mine for several years. However, Homestake did recently report the discovery of some additional deep reserves at its present underground mining location below the 7,000-foot level. Unless a substantial reduction in the current price of gold occurs, the Company believes that the gold mining industry will be stable in the Black Hills area for at least the next ten years; however, the life of mines cannot be predicted, and no assurances can be given.

     The new industry of low stakes casino gambling at Deadwood (located in Black Hills Power's service territory) continues to experience modest growth despite the South Dakota voters' rejection of raising the $5 betting limit to $100.

     The Black Hills area continues to attract new small businesses and retirees who are attracted by a quality place to live.

     Electric Sales--Wholesale. At this time the only firm wholesale customer of Black Hills Power is the municipal electric system at Gillette, Wyoming. Service is rendered under a long-term contract expiring July 1, 2012 wherein Black Hills Power undertakes the obligation to serve the City of Gillette 60 percent of its highest demand and that associated energy as if the demand served by Black Hills Power was always Gillette's first demand. The agreement also allows Gillette to obtain the benefits of a 4,000 KW average firm power purchase agreement from WAPA. Gillette's highest demand to date is 38.78 MW, making Black Hills' current base load obligation to serve 23 MW. The most recent average yearly capacity factor of this 23 MW demand has been approximately 80 percent. Revenue from sales to Gillette represented 8 percent of revenue from total sales in 1993.

     Black Hills Power is further obligated to serve the next increment of 10 MW of Gillette's demand above 33 MW if Gillette is unable to obtain other sources. Subject to certain emergency conditions, once Black Hills Power serves a full increment of another 10 MW, that increment is added to Black Hills Power's firm obligation to serve. When Gillette serves 10 MW, that increment is added to Gillette's firm obligation to serve. At this time Gillette has obtained resources to serve its load above the 60 percent of base load obligation of Black Hills Power. However, Gillette's resources come from short-term contracts, so Black Hills Power is required to stand by to serve a 10 MW increment of capacity to Gillette.

     Other than this firm sale to the City of Gillette, Black Hills Power has made only minimal energy sales to other utilities.

     Future Wholesale Opportunities. Black Hills Power has not had sufficient surplus resources in the past to effectively engage in the wholesale electric market. Therefore, to date Black Hills Power has not developed any wholesale markets other than the Gillette sale. If utility retail sales do not increase as expected, the addition of Neil Simpson Unit #2 may result in surplus power and energy. In that event, Black Hills Power would explore all possible avenues to sell that surplus power. Due to the inability to serve firm power to the east of Black Hills Power's service territory without high-cost AC-DC-AC converter stations because of the incompatibility of the east and west transmission systems, Black Hills Power's opportunities for wholesale sales are restricted to the western system. Black Hills Power maintains two firm interconnections to the western system, one with WAPA's western transmission system at Stegall, Nebraska and one with Pacific Power's transmission system at the Wyodak Plant. These two interconnections give Black Hills Power the potential ability to sell power wholesale to any utility entity in the western part of the United States if transmission charges are paid. See--COMPETITION IN ELECTRIC UTILITY BUSINESS
- --Transmission Access under this Item 1.

     Whether physical transmission limitations exist that would restrict such sales by Black Hills Power is unknown for any particular sale, but Black Hills Power believes that the western transmission system is adequate at this time to accommodate the relatively small sale of wholesale power required for Black Hills Power to sell any surplus resulting from Neil Simpson Unit #2. The revenue received from such a sale would depend on transmission costs, the type of sale Black Hills Power would make (i.e., firm long-term or short-term, capacity sale with minimum energy or base load sale with maximum energy, unit power from Neil Simpson Unit #2 only or system power with reserves), and the competitive market at the time such sale is made. The needs of Black Hills to serve its present retail and wholesale commitments and the regulatory treatment of Neil Simpson Unit #2 will govern the type of power and energy sale Black Hills Power would be able to make. All of these conditions are unknown at this time, but Black Hills Power will be carefully studying these conditions as the operating date for Neil Simpson Unit #2 approaches.

                           ELECTRIC POWER SUPPLY

     General. In 1993 Black Hills Power retired three 5 MW low-pressure units at the Kirk Station. Obsolescence and high costs of operation made these units no longer economical to operate and maintain.

     Black Hills Power owns generation with a nameplate rating totalling
283.21 MW.  See--UTILITY PROPERTIES under Item 2.

     Black Hills Power also purchases electric power from other entities. See--Pacific Power Colstrip Contract, Tri-State Contract, Reserve Capacity Integration Agreement, and Sunflower Agreement following.

     Reserves. Black Hills Power is not a member of a power pool. To meet its reserve margin, Black Hills Power utilizes the criteria established by the Western System Coordinating Council, a voluntary technical review and standard setting association composed of all electric utilities in the western United States. This criteria generally requires resources in reserve that are capable of (i) replacing the most severe single contingency,
(ii) plus 5 percent of the utility's firm load responsibilities without firm purchased power and (iii) an allowance for auxiliary operations for the lost generator. Currently the most severe single contingency for Black Hills Power is the loss of its 20 percent interest in the 330 MW Wyodak Plant.
Neil Simpson Unit #2 with a normal capability of 80 MW will be Black Hills Power's largest generation resource when it comes into commercial operation in late 1995 or early 1996 and, therefore, the most severe single contingency.

     Generating plants' capabilities to generate power will change depending on ambient air temperatures. Generally, a power plant's net output capability is higher in the winter and lower in the summer. Therefore, the reserve margin, the loss of the largest unit, is less in summer (because the unit generates less power) than in the winter. One reserve margin test is to determine the reserve margin based on a summer rating, a time when generators are producing less power and the utilities' requirements are at their peak.

     The following chart illustrates a Black Hills Power estimated summer rating reserve calculation for 1994 as compared to 1996 when Neil Simpson Unit #2 is expected to be in commercial operation.

                        Reserve Analysis--Estimated
                      (1)Net Dependable Capability--
                               Summer Rating
                                         1994           1996
Base Load Resources                    kilowatts      kilowatts
    Osage Station--3 units             30,450         30,450
    Kirk Plant                         16,100         16,100
    Ben French Station--Coal unit      21,600         21,600
    Neil Simpson Unit #1               14,600         14,600
    Wyodak Plant (20%)                 59,000         59,000
    Neil Simpson Unit #2                           (4)72,000
    Pacific Power Colstrip Contract    75,000         75,000
    Tri-State Contract(2)              20,000

      Total Base Load Resources       236,750        288,750

Peaking Resources

    Ben French Station
      --Combustion Turbines            67,200         67,200
      --Diesel Units                   10,000         10,000
    Pacific Reserve Integration
      Agreement                        32,800         32,800
    Sunflower Peaking Contract(3)      40,000
      Total Peaking Resources         150,000        110,000
Total Base Load and Peaking
    Resources                         386,750        398,750
    Less:  Reserves                    71,000         82,000
    Resources to Serve Load, less
      reserves                        315,750        316,750

_________________________

(1)See--UTILITY PROPERTIES under Item 2 for the nameplate rating of Black Hills Power's generating resources.

(2)Tri-State contract can be extended for 40 MW of firm capacity and energy to December 31, 1997. Black Hills Power can cancel agreement for 1996.

(3)Sunflower contract expires September 30, 1996.

(4)This assumes Neil Simpson Unit #2 is in production in 1996.

     Pacific Power Colstrip Contract. Additional base load power was acquired by Black Hills Power through a 40-year purchased power agreement executed in 1983 with Pacific Power. The agreement provides that Black Hills Power purchase from Pacific Power 75 megawatts of electric power and associated energy until December 31, 2023. The price for the power and energy is based on Pacific Power's annual levelized fixed cost and variable cost in Units 3 and 4 of the Colstrip coal-fired generating plant located near Colstrip, Montana and a fixed payment for transmission. Although Black Hills Power's payments are based upon Units 3 and 4, Pacific Power has agreed to deliver the power and energy from its system, notwithstanding the operational capabilities of Units 3 and 4, at a load factor varying from a minimum of 41 percent to a maximum of 80 percent as scheduled monthly by Black Hills Power. Under the agreement, Black Hills Power would not be obligated to pay capacity and energy charges for power not delivered because of a default by Pacific Power in delivering electric power. The Company has incurred capacity charges of $18,000 to $19,000 per megawatt month and $13 per megawatt hour over the last three years of this agreement. The Company's load factor related to this contract has been approximately 68 percent over the last three years. The energy purchased under this agreement in 1993 was approximately 23 percent of Black Hills Power's expected total requirements. See RATE REGULATION under this Item 1.

     Tri-State Contract. In 1992 Black Hills Power entered into a firm capacity and energy purchase agreement under which Tri-State Generation and Transmission Association, Inc., a rural electric cooperative headquartered in Colorado, has agreed to supply Black Hills Power 20 megawatts of firm capacity and associated energy up to a 75 percent capacity factor commencing October 1, 1993 and continuing to December 31, 1997 for a capacity charge of $8,400 per megawatt month and $16 per megawatt hour. Black Hills Power has the option to be exercised by September 1, 1995 to terminate the contract at a date earlier, but not before December 31, 1995, if Black Hills Power anticipates that Neil Simpson Unit #2 will commence commercial operations at the time of termination. Black Hills Power further has the option to purchase an additional 20 MW up to December 31, 1997 at a capacity charge of $8,900 per megawatt month if a one-year notice is given and $9,400 per megawatt month if a six-month notice is given.

     Reserve Capacity Integration Agreement. Black Hills Power entered into a reserve capacity integration agreement in 1987 with Pacific Power under the terms of which for a period of 25 years Pacific Power shall have the right to schedule power that is produced from Black Hills Power's four 25 megawatt combustion turbines; and in return Pacific Power shall make available to Black Hills Power during the 25 years, at Black Hills Power's option, 100 megawatts of reserve capacity from Pacific Power's system. Black Hills Power shall have the right to schedule power from this reserve only at such times when Black Hills Power, under prudent utility practice, would have operated the combustion turbines. At such times that Black Hills Power schedules Pacific Power's reserves, it has agreed to pay (i) Pacific Power's incremental costs of generation (largely the cost of coal) from a Pacific Power coal-fired plant operating as of the time of the schedule or (ii) the cost of fuel (oil or natural gas) for the combustion turbines, whichever is lower in price. Notwithstanding Pacific Power's rights to the combustion turbines, Black Hills Power reserves a prior right to schedule power from the combustion turbines if required to serve its customers because of transmission outages or low voltage conditions. The agreement further requires Pacific Power to pay the operation and maintenance expenses of the combustion turbines, except for property taxes and insurance, during the 25 years, and pay Black Hills Power $50,000 per month for the entire 25-year period. This reserve integration agreement was a part of the PacifiCorp Settlement as outlined in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Annual Report to Shareholders of the Company for the year ended December 31, 1993, on pages 14 through 20, incorporated herein by reference.

     Sunflower Agreement. In 1993 Black Hills Power entered into a Peaking Capacity Agreement with Sunflower Electric Power Cooperative ("Sunflower"), a rural electric cooperative headquartered in Kansas. Sunflower agreed to supply Black Hills Power for a period of three years commencing October 1, 1993, seasonal firm peaking capacity with a monthly load factor of 15 percent. For winter seasons the contract provides for 15 MW in the 1993-94 winter and 20 MW and 30 MW in the next two winter seasons, respectively. For the summer season, the contract provides 40 MW for 1994, 50 MW for 1995 and 20 MW for 1996. The term of the sale may be extended from year to year if neither party cancels the agreement. The sale is conditioned upon WAPA agreeing to maintain a transmission path for Sunflower for delivery to Black Hills Power at Stegall, Nebraska. Black Hills agreed to pay Sunflower for the capacity purchased $3,200/MW month for 1993, $3,780/MW month for 1994, $4,410/MW month for 1995 and $4,630/MW month for 1996. For the energy purchased Black Hills agreed to pay Sunflower's peaking fuel cost plus a charge for operation and maintenance costs and overhead, estimated to be $34.20/MWH.

     The cost of all power purchased is either included in rates or is substantially being passed through to customers under automatic fuel and purchased power adjustment provisions in Black Hills Power's rates. See RATE REGULATION--South Dakota Regulation under this Item 1. Black Hills Power purchased additional non-firm, short-term power during 1993 from other electric power suppliers.

     Neil Simpson Unit #2. Neil Simpson Unit #2, an 80 MW coal-fired electric generating plant to be located adjacent to Wyodak Resources' coal mine near Gillette, Wyoming, is now under construction by Black Hills Power. The new plant will increase Black Hills Power's current utility rate base approximately 58 percent. See--RATE REGULATION--Guarantee of the Construction Costs of Neil Simpson Unit #2 under this Item 1.

     Neil Simpson Unit #2 will be equipped with a pulverized coal boiler with low NOx burners and overfire air to control NOx emissions, a circulating dry scrubber and electrostatic precipitator to control SO2 and particulate emissions. See--ENVIRONMENTAL REGULATIONS--Air Quality--Emission Limitations at Neil Simpson Unit #2 under this Item 1. The plant is being designed to be capable of generating at 70 degrees F ambient air temperature a minimum of 80 MW net of the power required to operate the plant.

     The new plant, in the opinion of management, will allow Black Hills Power to keep its rates competitive, to provide for an orderly retirement of existing generation, to capture low construction and financing costs and to stabilize the Company's earnings. While benefiting the Company and its shareholders, Black Hills Power's electric customers will also benefit from what management believes to be its lowest cost alternative to continue providing reliable electric service on a long-term basis.

     Black Hills Power commenced construction of Neil Simpson Unit #2 in August of 1993, and commercial operation is scheduled by December 31, 1995.

     The estimated capital costs of Neil Simpson Unit #2 are $113,624,000 plus $11,265,000 of allowance for funds used during construction for a total estimated capital cost of $124,889,000.

     All governmental construction permits required to construct Neil Simpson Unit #2 were obtained by Black Hills Power. The construction permits are all in full force and effect, and there is currently no litigation or appeals pending affecting those permits.

     Whether the SDPUC and WPSC allow the new facility in rates will be determined at a later time. See--RATE REGULATION--1995 Rate Cases under this
Item 1.

     In obtaining all governmental permits to construct Neil Simpson Unit #2, Black Hills Power committed to maintain certain levels of pollutant emissions (see--ENVIRONMENTAL REGULATION--Air Quality--Emission Limitations at Neil Simpson Unit #2 under this Item 1), committed to a guarantee of the construction costs (see--RATE REGULATION--Guarantee of the Construction Costs of Neil Simpson Unit #2 under this Item 1), committed Wyodak Resources to a coal contract (see--COAL SALES--Contract to Supply Coal to Neil Simpson Unit #2 under this Item 1) and committed to certain other regulatory studies (see
- --RATE REGULATION--Other Regulatory Conditions of Approving of Neil Simpson Unit #2 under this Item 1). See--CONSTRUCTION AND CAPITAL PROGRAMS-- Financing Neil Simpson Unit #2 under this Item 1.

                              RATE REGULATION

     Guarantee of the Construction Costs of Neil Simpson Unit #2. The Company has guaranteed to the WPSC and the SDPUC that the Company will never include in rate base for the determination of electric rates in those jurisdictions those capital costs of Neil Simpson Unit #2 which exceed $124,889,000 (the "Guaranteed Cost"), including allowance for funds used during construction. The Company currently receives from retail sales in South Dakota and Wyoming approximately 91 percent of all electric revenues. The Guaranteed Cost does not include the costs of additions to Neil Simpson Unit #2 subsequent to commercial operation or the operating costs of the plant. Due to the Guaranteed Cost, the Company would likely be forced to write off against earnings any construction costs of Neil Simpson Unit #2 in excess of the Guaranteed Cost.

     Black & Veatch Architects/Engineers of Kansas City, Missouri is furnishing the Neil Simpson Unit #2 design, engineering, and construction management services for a fixed fee. Contracts have been entered into with a general contractor and with other contractors and vendors to provide the various components of Neil Simpson Unit #2, such as the boiler, the turbine generator, the air quality control system, the condenser, the distributive control information system, the structural steel, the transformers, the coal silo and the coal conveying system. All contracts provide for either fixed contract sums or fixed unit prices. The Company estimates that as of March 1, 1994, contracts have been entered into with contractors and vendors providing approximately 90 percent of the completion costs of the project. The balance of the contracts yet to be entered into are for certain supplies and small components and are expected to be finalized by April 1994.

     The contract between the Company and the architect/engineer provides that Black & Veatch will furnish the Company an estimate of the costs of completing the construction of Neil Simpson Unit #2 on which the engineer represents that the Company can rely with a high level of confidence. The contract provides for damages, both direct and consequential, not to exceed $35 million for any damages incurred by the Company arising out of the negligence of the architect/engineer in performing the contract.

     Each of the contracts for the various components of the construction of Neil Simpson Unit #2 provide for certain obligations to correct defective work, warranties and liquidated damages provisions which the Company believes will provide some compensation to the Company for damages resulting from any failure of the various contractors and vendors to perform. Performance bonds from reputable surety companies have also been required to guarantee performance of all of the erection contracts. However, notwithstanding that the Company believes it has negotiated contracts with reputable businesses requiring damages for breach of performance and sureties to guarantee performance of erection contracts, the Company can give no assurances that Neil Simpson Unit #2 will be constructed on time and within the Guaranteed Cost, and if not, that the Company would be adequately compensated for all damages incurred due to any breaches of contracts. The contracts contain defenses to paying damages if the failure to perform was caused by events beyond the control of the contractors. Unexpected costs can result from various causes beyond the control of any party such as labor unrest, transportation delays, weather conditions, governmental interference and other causes. While the Company believes it has properly protected itself to the extent reasonably possible through its contracts with its architect/engineer and contractors and vendors, the Company, through its guarantee to the SDPUC and the WPSC, did assume the risk of not being able to earn a return on any costs in excess of the Guaranteed Cost caused by
(i) events beyond the control of any contracting party, (ii) uncompensated consequential damages and direct damages in excess of contractual liquidated damages and litigation costs resulting from contract breaches, (iii) any inability to enforce contracts or performance bonds due to any unexpected lack of financial responsibility of contractors, vendors or sureties and
(iv) costs in excess of estimates for the remaining 10 percent of Neil Simpson Unit #2 for which contracts have yet to be let.

     As of the date of finalizing this 10-K, the construction of Neil Simpson Unit #2 is proceeding as scheduled. Based upon all current contracts and the estimate furnished by the architect/engineer, the Company expects to construct Neil Simpson Unit #2 within the time as scheduled and at a cost not to exceed the Guaranteed Cost. As of the date of finalizing this 10-K, the guaranteed construction cost of $124,889,000 includes an unallocated contingency of approximately $4,400,000.

     Black Hills Power receives no bonus or incentive ratemaking benefit if it is able to bring Neil Simpson Unit #2 into commercial operation at total capital costs of less than the Guaranteed Cost.

     Other Regulatory Conditions of Approving Neil Simpson Unit #2. As a condition to the WPSC granting a certificate of public convenience and necessity allowing Black Hills Power to build Neil Simpson Unit #2, Black Hills Power agreed to certain regulatory procedures consisting of implementing a cost-effective demand-side management program, establishing and perpetuating an Integrated Resource Planning Advisory Group, studying the feasibility of wind generation and pursuing all reasonable cost containment measures in the construction and operation of Neil Simpson Unit #2 and the overall electric utility operations of Black Hills Power.

     Management is of the opinion that while these conditions are important and Black Hills Power will comply with all of the conditions, such conditions do not constitute anything more than what Black Hills is required to do as an electric utility under today's regulatory environment. Black Hills Power is in the process of implementing a demand-side management program in attempting to find cost-effective programs that would reduce the demand on Black Hills' system, thereby postponing to that degree the need for further electric power resources. Black Hills Power has implemented the Integrated Resource Planning Advisory Group consisting of members of the staffs of the SDPUC and the WPSC as well as representatives of Black Hills Power and its customers. This group will serve as a communication conduit for Black Hills Power to keep all regulators advised of its continuing integrated resource planning process.

     1995 Rate Cases. Black Hills Power expects to file general rate cases during 1995 to request a rate increase which would include the full costs, including allowance for funds during construction, of Neil Simpson Unit #2. Based upon assumptions of load growth, inflation and costs, Black Hills Power anticipates gradual small rate increases during construction of Neil Simpson Unit #2 totaling 2.5 percent by the operation of automatic fuel and power purchased adjustment tariffs that have been approved in all jurisdictions in Black Hills Power's service area. Neil Simpson Unit #2 is expected to increase Black Hills Power's electric utility rate base approximately 58 percent. Taking into account the reduction of purchased power expense when Neil Simpson Unit #2 is placed into operation and other projections, the 1995 general rate filing is projected to result in a 10 percent increase in total revenue. Percentages of increases for different customer classes will vary depending upon final approved cost of service allocations.

     In granting Black Hills Power's application to the WPSC for a certificate of public convenience and necessity on June 2, 1993 authorizing Black Hills Power to construct Neil Simpson Unit #2, the WPSC found that Neil Simpson Unit #2 provides Black Hills Power the least cost approach, consistent with adequate and reliable service, to the resource needs of Black Hills Power and its customers; and Neil Simpson Unit #2 is a sensible resource addition choice for Black Hills Power.

     On May 26, 1993, the SDPUC issued an order denying a request by Rosebud Enterprises, Inc. ("Rosebud") that the SDPUC determine Black Hills Power's resource needs and the avoided costs of the needed resource and to establish a legally enforceable obligation requiring Black Hills Power to purchase power from Rosebud to be generated from a waste fuel facility that would be qualified under the Public Utility Regulatory Policies Act. The SDPUC further denied Rosebud's request to issue an order finding that Black Hills Power may be imprudent to proceed to construct Neil Simpson Unit #2. The SDPUC did find that Black Hills Power has in good faith planned and permitted Neil Simpson Unit #2 in order to fulfill Black Hills Power's duty to serve its customers. However, the SDPUC made no finding of prudency or imprudency concerning Black Hills Power's decision to proceed with the construction of Neil Simpson Unit #2. The Commission did find that it had no authority under South Dakota law to make its own determination as to a utility's need for additional capacity or the timing of that need. The Commission found that it has established a strong precedent of placing the risk of determining the need for construction of new facilities and the timing of that need on each utility serving in South Dakota. It stated that South Dakota utilities have a duty to serve their respective service areas under South Dakota law, including the decision to add capacity. The Commission found that it would review the prudency of capacity additions only when a utility attempts to include the additional capacity in rates.

     Neither the WPSC nor the SDPUC has made any determinations of rate treatment resulting from Neil Simpson Unit #2. These decisions are expected to be made in response to the 1995 general rate filings when Black Hills Power will request the full inclusion of Neil Simpson Unit #2 into rate base. While Black Hills Power believes that both the WPSC's and the SDPUC's orders were supportive of Neil Simpson Unit #2, the Company can give no assurances that the regulatory commissions will allow the full cost of Neil Simpson Unit #2 in rate base. Questions concerning the prudency of Black Hills Power to construct Neil Simpson Unit #2 may arise in the rate proceedings, and Black Hills Power assumes the risk of being able to prove to the regulatory commissions that Black Hills Power did need Neil Simpson Unit #2 and was prudent to construct the plant.

     If the impact of rate increases is high on a customer class, some regulatory commissions will find reasons to phase in the rate increases over a period of time after construction. Sometimes regulatory commissions will initially allow only the debt portion of the cost of new plant and disallow all or a part of the equity portion if the commissions find that management was either imprudent in building a power plant or the utility assumed the risk that the plant would be needed when completed. The result of such rulings would be to deny the Company a return on a portion of their investment in new plant until such time as the entire plant is included in the rate base. The justification of regulatory commissions in second-guessing utilities as to the need for new plant is that the risk of building new plant is on the utility and not the customer. While Black Hills Power will urge that such rulings would be unfair and the Company should not be penalized if an unforeseen event occurs beyond the control of the Company, the Company can give no assurances that it will be successful in getting the entire construction cost of Neil Simpson Unit #2 in rate base if to do so will result in what may be considered as onerous rate increases to some of the customer classes.

     If Black Hills Power is not in a surplus power condition at the time of the rate case, management believes that they should be successful in getting the entire plant into rate base. Black Hills Power does not believe it will be in a surplus condition. See--ELECTRIC POWER SALES AND SERVICE TERRITORY and ELECTRIC POWER SUPPLY--Reserves under this Item 1. If, on the other hand, Black Hills Power is perceived by the regulators to be in a surplus power condition at the time Neil Simpson Unit #2 comes into commercial operation, there is a higher probability of the disallowance of a portion of Neil Simpson Unit #2 in rate base for a period of time.

     The Company believes that even if Black Hills Power is in a surplus power condition at the time Neil Simpson Unit #2 comes into commercial operation and a portion of Neil Simpson Unit #2 is not allowed in rate base, Black Hills Power should be able to make up the deficit in revenue by sales of the surplus power to other utilities until such time that the power is needed for Black Hills Power's customers or sell a portion of Neil Simpson Unit #2. Management believes that there will be a sufficient need for power in the area that such sales are probable. However, management can give no assurances that such market will exist and that the market prices for the power contract terms Black Hills Power could offer will be satisfactory. See
- --ELECTRIC POWER SALES AND SERVICE TERRITORY--Future Wholesale Opportunities and ELECTRIC POWER SUPPLY--Reserves under this Item 1.

     South Dakota Regulation. In South Dakota, representing 84 percent of revenue from total 1993 electric sales, Black Hills Power has not had a formal rate case before the SDPUC since 1982. However, as a result of an investigation by the SDPUC concerning the effect of the reduced corporate income tax rates under the Tax Reform Act of 1986 and affiliated transactions, the SDPUC in 1988 allowed Black Hills Power to include in its base rates the full cost of purchased power under the Pacific Power 40-year contract.

     South Dakota law and the SDPUC allow Black Hills Power to incorporate in its rates automatic adjustment clauses which allow all increases and decreases in the cost of purchased power and fuel to be added to or subtracted from rates without a rate case or order from the SDPUC. However, the clauses place a limitation on that portion of the cost of coal purchased by Black Hills Power from its affiliate Wyodak Resources which can be allowed in rates. This limitation provides that Black Hills Power may not include in rates any cost of coal which allows Wyodak Resources to earn a return on equity on sales to Black Hills Power in excess of a percentage equal to
(i) the average interest rate paid by electric utilities with an "A" rating on long-term bonds plus (ii) 400 basis points (4%). The return on equity is calculated as of each April 1 and applied to determine if any refund is due for the cost of coal passed on to rate payers during the previous calendar year. If a refund is due, the refund is credited without interest over the 12 months following the April 1 date of calculation. Black Hills Power estimates that the return on equity to be applied in 1993 to determine the refund will be 11.6 percent. The Company has accrued $1,060,000 in 1993 in anticipation of what Black Hills Power estimates the refund to be for 1993 under this adjustment clause. The SDPUC rate order specifically provides that the limitation applies only to purchases by Black Hills Power, which tonnage sales represented 33 percent of Wyodak Resources' total sales of coal in 1993.

     Retail rates in South Dakota decreased approximately 4 percent in 1993 over 1992.

     Wyoming--Retail. In Wyoming, where revenue from retail sales represented 7 percent of revenue from total electric sales in 1993, Black Hills has not had a formal rate case before the WPSC since 1981. Every three months, Black Hills Power files an application to adjust rates to reflect changes in the cost of purchased power. The WPSC has been consistently approving these applications.

     Retail electric rates in Wyoming averaged 0.7 percent lower in 1993 than 1992.

     Montana. Black Hills Power's revenue from sales of electric power in Montana in 1993 represented only 1 percent of revenues from total sales. The last formal rate application in Montana was in 1983. Every three months, Black Hills Power files an application to adjust rates to reflect changes in the cost of fuel and purchased power. The Montana Public Service Commission has been consistently approving these applications.

     Wyoming--Wholesale. The only wholesale customer of Black Hills Power is the City of Gillette, Wyoming. See--ELECTRIC POWER SALES AND SERVICE TERRITORY--Electric Sales--Wholesale. The rates paid by Gillette are subject to regulation by the FERC. Either party may apply to the FERC for rate modifications. The current rates were determined by negotiations between Gillette and Black Hills Power.

     None of the above-referenced rate orders and rate adjustments caused Black Hills Power to earn less than a rate of return which would have been allowed by any of the regulatory commissions through a general rate case filing.

     Black Hills Power has not experienced major problems in the recent past with regulatory bodies allowing it to increase its rates on a timely basis and allowing all operating costs and electric plant in rate base, but no assurances can be given that major problems will not occur in the future.

                 COMPETITION IN ELECTRIC UTILITY BUSINESS

     Competition in Service at Retail. In addition to Black Hills Power, RECs and the federal government through WAPA provide electric service in and around the service territory of Black Hills Power. WAPA retails electric service to certain government facilities. Black Hills Power and the RECs serve in territories which are protected by state laws or regulations which generally give each entity the exclusive right to serve retail in its respective territory; however, these laws or regulations are subject to change and there are certain exceptions. In South Dakota, the SDPUC may allow a new customer with a load of over 2,000 kilowatts to choose to be served by a utility other than the utility in whose territory the new customer locates.

     Each municipality in Black Hills Power's service territory has the right upon meeting certain conditions to acquire or construct a municipally-owned electric system and to serve the customers within its city. Black Hills Power is not aware of any such movement by any municipality in its service territory, which does not already have a municipally-owned electric system, to create one.

     In Wyoming, public utilities operate in service territories assigned by the WPSC, and a franchise granted by the municipality's governing body is required to serve within the said municipality. Black Hills Power's franchise for the City of Newcastle, Wyoming, representing approximately 2,000 customers and 6 percent of Black Hills Power's electric revenue, expires in 1999. The franchise may be renewed by action of the city's common council. Black Hills Power may apply for and obtain the right to serve in another utility's electric service territory if it is found to be in the public interest to do so, but such applications are rarely granted.

     The respective service territories of Black Hills Power and the RECs were assigned originally on the basis of where each was serving at the time of assignment. Since the RECs were serving in rural areas (the purpose for which they were formed), a large portion of the rural area surrounding the municipalities in which Black Hills Power serves constitutes REC service territory. Although Black Hills Power has traditionally served considerable territory outside of municipalities and, therefore, has been assigned a large amount of such territory, the RECs have the largest portion of such area and, if the laws are not changed, will over a long period of time tend to receive a larger portion of the growth of the population centers.

     To assist in the planning of new resources and to minimize the risk of the loss of large loads, Black Hills Power does endeavor to contract with its large industrial users to serve all electric power needs for a term of years. Currently Homestake Mining Company is under a 9-year contract to purchase all of its electric power requirements, the South Dakota State Cement Plant is under a similar 6-year contract and the City of Gillette (See--ELECTRIC POWER SALES AND SERVICE TERRITORY--Electric Sales--Wholesale) is under an 18-year contract for 60 percent of its base load. These three customers together in 1993 accounted for 29 percent of Black Hills' total firm KWH sales and 21 percent of firm electric sales revenue.

     The primary competing fuel in Black Hills Power's territory is natural gas which is available to approximately 80 percent of its customers.

     Competition in Electric Generation. Under the Public Utility Regulatory Policies Act, certain small power generators burning waste fuel and renewable fuel and certain cogenerators that utilize excess steam for a purpose other than power generation are deemed to be qualified facilities and the owner can force an electric utility such as Black Hills Power to purchase power for its avoided costs. Generally avoided costs are those costs that would be avoided if it purchased power from the qualifying facility. To date Black Hills Power's only interface with qualifying facilities under PURPA was the attempt by Rosebud Enterprises, Inc. to build a waste fuel facility and sell power to Black Hills Power to avoid the building of Neil Simpson Unit #2. See--RATE REGULATION--1995 Rate Cases under this Item 1.

     In addition to competition from RECs and the federal government from central station sources, Black Hills Power could face the competition of industrial and public customers constructing self-generation facilities using alternative fuels, such as waste material, natural gas or oil. To date Black Hills Power has not faced any material competition from such sources. Management does not believe that such sources are cost effective but can give no assurances that material competition from these sources will not occur.

     Under the new federal Energy Policy Act of 1992, a new class of wholesale-only electric generators, referred to as exempt wholesale generators (EWGs) was created. The EWGs are now exempt from the Public Utility Holding Company Act of 1935 (PUHCA). Under PUHCA, the parent company of a participant in a power project could become a public utility holding company subject to PUHCA, resulting in unacceptable restrictions and regulations. To some extent this impediment to creating EWGs as a subsidiary of a nonutility company has now been removed. An EWG must be engaged exclusively in the ownership and/or operation of "eligible facilities." An "eligible facility" is an electric generating facility whose output is sold only at wholesale. An EWG is not subject to restrictions relating to type of fuel, maximum size, technology or permissible utility ownership as a qualifying facility is under PURPA. An EWG is subject to regulation by the FERC. A regulated electric utility may purchase power from an EWG in which the utility has an interest if each state commission with regulatory authority over the purchasing utility's retail rates approves such transaction.

     The Energy Policy Act of 1992 encourages independent power producers to effectively compete with qualifying facilities under PURPA and the electric utility itself to construct the future electric generation as it is needed.

     Black Hills Power's experience with competing qualified facilities and the effect of the new Energy Policy Act of 1992 indicate that Black Hills Power will be challenged by other alternatives each time it proposes to build generation. To be able to build its own generation, Black Hills Power will have to demonstrate under an integrated resource plan that its proposal is the least cost and most reliable of all other proposals. As a result of this competition, Black Hills Power is not necessarily going to be the sole generator of its future power requirements as it was in the past. The Energy Policy Act of 1992 does not prevent the Company from engaging in the business of an independent power producer in other utilities' service territories and could lead to additional opportunities for the Company in the future due to the Company's coal fuel supply with mine-mouth plants that have been permitted.

     Transmission Access. The Energy Policy Act of 1992 granted the FERC broad authority to mandate transmission access to the EWGs as well as others engaged in wholesale power transactions. Under the new law, any electric utility or any other entity generating wholesale energy may apply to FERC for an order requiring a utility to transmit such energy, including enlargement of relevant facilities. If the utility refuses to wheel or furnish transmission service to an independent power producer, the FERC may, but is not required, order wheeling in response to an application. FERC is not to order wheeling if to do so would impair the transmitting utility's reliability of service. The new law does provide for the transmitting utility to obtain its full cost of transmission service, to be determined by the FERC.

     The new Energy Policy Act of 1992 specifically prevents the FERC from ordering wheeling to end users (retail wheeling).

     Black Hills Power does now furnish transmission service for competing RECs and for its only wholesale customer, the City of Gillette, Wyoming. Therefore, the Energy Policy Act is not likely to have any effect in allowing transmission access by other electric utilities serving at retail. However, the Energy Policy Act can require Black Hills Power to furnish transmission service for competing EWGs and qualifying facilities, thereby increasing competition for Black Hills Power. As long as the states in which Black Hills Power operates continue to grant exclusive service territories and the federal government does not preempt this state jurisdiction, the increase in transmission access through the Energy Policy Act of 1992 through Black Hills Power's transmission system is likely not to have an effect upon Black Hills Power. However, if the electric rates of Black Hills Power become noncompetitive with alternative sources of power or such a trend develops throughout the country, further pressure on both Congress and the state legislators for more competition could result in modifications to the utility's service territory and retail wheeling could be mandated, all of which could have an adverse effect upon Black Hills Power's electric business. On the other hand, if Black Hills Power can continue to acquire low-cost new generation and can offer power at competitive rates, retail wheeling may become a positive opportunity for the Company.

     Price Competition. Each of Black Hills Power and the RECs serving around its service territory offers a package of rates and services designed to recognize the costs and needs of various customer classes. The following rate comparisons are provided to show the difference in cost that typical customers are currently experiencing.

Regular Residential Service
                                                          Percentage That
                                                         REC is Higher (+)
                                      Monthly Cost         or Lower (-)
                                        (500 kWh)            Than BHP

SD - Black Hills Power                    $41.59               ---
SD - Black Hills Electric (REC)           $61.70               +48
SD - Butte Electric (REC)                 $57.64               +39
SD - West River Electric (REC)            $52.50               +26

WY - Black Hills Power                    $38.19               ---
WY - Tri-County Electric (REC)            $35.34                -8


Small Commercial Service
                                                          Percentage That
                                                         REC is Higher (+)
                                      Monthly Cost         or Lower (-)
                                   (6,000 kWh, 30 kW)        Than BHP

SD - Black Hills Power                   $507.44               ---
SD - Black Hills Electric (REC)          $410.90               -19
SD - Butte Electric (REC)                $389.70               -23
SD - West River Electric (REC)           $631.80               +25

WY - Black Hills Power                   $451.55               ---
WY - Tri-County Electric (REC)           $300.02               -51


Large Commercial/Industrial Service
                                                          Percentage That
                                                         REC is Higher (+)
                                      Monthly Cost         or Lower (-)
                                  (120,000 kWh, 300 kW)      Than BHP

SD - Black Hills Power                 $6,406.20               ---
SD - Black Hills Electric (REC)        $7,053.00               +10
SD - Butte Electric (REC)              $8,283.00               +29
SD - West River Electric (REC)         $7,827.80               +22

WY - Black Hills Power                 $6,681.63               ---
WY - Tri-County Electric (REC)         $6,523.90                -2

     Of the group, only Black Hills Power and Tri-County Electric have their rates established by commission order. This allows the South Dakota RECs the opportunity to offer incentive rates and services to commercial and industrial users designed to attract new customers without regulatory review while Black Hills Power may be denied this opportunity by regulation of its rates.

     As Black Hills Power constructs new generation, its electric rates will need to be increased. (See RATE REGULATION--1995 Rate Cases under this Item 1.) While its REC competitors also have continual needs for new construction, the RECs serving in Black Hills Power's service territory do have available surplus power from Basin Electric at this time. Depending on the timing of construction costs and other economic factors such as power sale fluctuations and other costs and loss or gain of customers of Black Hills Power and its competitors, Black Hills Power's rates could become less competitive with other electric suppliers. However, the RECs could experience higher costs of financing due to government attempts to balance the budget to offset the surplus power advantage.

     Black Hills Power's management forecasts that its construction program and anticipated load growth will result in rate increases higher than inflation during the next three years but will be lower than inflation when averaged over ten years. If this forecast is accurate, management believes Black Hills Power's rates will remain favorably competitive with other electric suppliers in its service territory. Many factors beyond the control of the Company could affect this, such as higher than expected construction costs, unfavorable regulatory treatment and unexpected loss of load. No assurances can be given in this area.

                     CONSTRUCTION AND CAPITAL PROGRAMS

     The construction and capital costs for 1993 for its electric, mining and oil and gas production operations were $25,932,000, $7,425,000 and $6,933,000, respectively.

     The Company reviews its construction and capital program annually. Current estimates of construction and capital expenditures for 1994 through 1996 are as follows:

                                      1994          1995         1996
                                               (in thousands)
Electric

     Neil Simpson Unit #2             $65,113      $45,035       $-----
     Other Production                   2,283          859           897
     Transmission                       4,228        1,617         8,478
     Distribution                       6,511        6,503         6,876
     General                            1,448          814         2,354
          Total                       $79,583      $54,828       $18,605

Coal mining                           $ 2,129      $   853       $ 2,042

Oil and gas production                $ 5,000      $ 6,000       $ 6,000
Total                                 $86,712      $61,681       $26,647

     Black Hills Power. The 1993 construction costs for the Company were financed primarily with internally generated funds, common stock sales and short-term borrowings.

     The above capital budget includes approximately $110,148,000 for the completion of the design and construction of Neil Simpson Unit #2. See-- ELECTRIC POWER SUPPLY--Neil Simpson Unit #2 under this Item 1.

     Financing Neil Simpson Unit #2. The Company's plans to finance the construction of Neil Simpson Unit #2 and its other construction program include the sale of additional shares of common stock, the issuance of long-term bonds and the increasing of dividends paid by Wyodak Resources to the Company.

     In 1993 the Company sold 525,000 shares of additional common stock in a public offering at 25 3/8. Net proceeds to the Company from this sale were approximately $12.7 million. The Company also modified its dividend reinvestment program so that the Company can elect to either issue new stock or purchase stock on the market to satisfy the shareholders' requests to reinvest dividends. The Company's expectations at this time are to raise an additional $4 million of equity capital from the dividend reinvestment program by the time Neil Simpson Unit #2 is operational.

     To complete the equity portion of the capital budget, the Company plans to cause Wyodak Resources to upstream $45 million of dividends during 1994 and 1995.

     To finance the debt portion of the construction program, the Company is planning to issue approximately $87 million of long-term bonds under the Company's first mortgage Indenture. The bonds are expected to be issued commencing in mid-1994 and continuing through 1995, probably in two or three issues.

     Based upon its projections, the financing program is designed to create a capital ratio at the time Neil Simpson Unit #2 becomes operational of 50 percent equity and 50 percent debt for the consolidated Company and 55 percent debt and 45 percent equity for Black Hills Power's capital structure for ratemaking purposes.

     Wyodak Resources. The capital program of Wyodak Resources includes coal handling facilities and replacement of other mining equipment. Wyodak Resources plans to finance these additions with internally generated funds.

     During 1993 Wyodak Resources constructed new coal handling facilities in conjunction with Pacific Power. See--MINING PROPERTIES under Item 2.

     Western Production. Western Production's capital program is planned to be devoted primarily to oil and gas development drilling in Texas and the Rocky Mountain Region. Secondary emphasis will be on production acquisitions and exploration drilling. The capital program is planned to be financed with internally generated funds and approximately $3 million of short-term bank borrowings.

                                COAL SALES

     Contract to Supply Coal to Neil Simpson Unit #2. Black Hills Power and Wyodak Resources entered into the Restated and Amended Coal Supply Agreement for Neil Simpson Unit #2 on February 12, 1993. Under this agreement, Wyodak Resources agrees to supply all of the fuel requirements for Neil Simpson Unit #2 for its useful life and reserve 20 million tons of coal reserves for that purpose. Black Hills Power made a commitment to both the SDPUC and the WPSC that coal would be furnished and priced as provided by this agreement for the life of the plant.

     Under this agreement, Wyodak Resources agrees that its earnings from coal sales to Black Hills Power (including the 20 percent share on the Wyodak Plant and all sales to Black Hills Power's other plants) will be limited to a return on Wyodak Resources' original cost, depreciated investment base.
The return agreed to is 4 percent (400 basis points) above A-rated utility bonds to be applied to a new investment base each year. In addition, Wyodak Resources committed to further reduce the coal price for coal to be used in any of Black Hills' power plants during the period of time that under prudent dispatch that power plant would not have been operated if it were not for the discounted price of coal. In South Dakota (84 percent of Black Hills Power's electric revenues), Black Hills Power is currently precluded from passing on to its customers any cost of coal from Wyodak Resources which would exceed the same rate of return, but the dispatch discount is an additional accommodation not applied at this time.

     Since Wyodak Resources is expected to incur only minimal additional capital costs to fulfill the coal supply agreement for Neil Simpson Unit #2, Wyodak Resources is not expected to increase its earnings from such sale.

     Since Wyodak Resources is a subsidiary of the Company, regulators limit the amount of Black Hills Power's coal costs it can include in electric rates charged to its customers. The Company believes that the above methodology requiring Wyodak Resources' return on sales to Black Hills Power to be based on an original cost depreciated investment base will continue to be applied by the SDPUC and the WPSC which regulate approximately 89 percent of the Company's electric sales. However, regulatory commissions may in the future apply a different methodology such as limiting Black Hills Power to include in rates only what the commission determines to be a fair market purchase price of coal. Such fair market purchase price could be less than what Wyodak Resources requires to earn a rate of return on its investment base. Earnings from the intercompany sales of coal at this time represent approximately 7 percent of the Company's consolidated earnings.

     Other Sales. The coal mining industry is highly competitive and significant new sales opportunities are limited. Wyodak Resources operates in an area with many other mining companies which have substantial unused capacity. They, like Wyodak Resources, have the permits and capability for large increases in production. Wyodak Resources has no train load-out facilities and is not able to compete for large coal sales which require unit train (usually 110 cars) loading capabilities, and the current market price for such sales does not support the cost of constructing the necessary facilities. Until coal prices substantially improve, Wyodak Resources' coal sales will be confined to a size less than a unit train and to sales for consumption at or near the mine. Wyodak Resources will have some increased coal sales to fuel Neil Simpson Unit #2, but increased profits from those sales are unlikely. See--COAL SALES--Contract to Supply Coal to Neil Simpson Unit #2 under this Item 1. No assurances can be given that there will be new plants or the degree of profitability of any such new coal sales. See-- CORPORATE DEVELOPMENT in this Item 1.

     Sales and production statistics for the last five calendar years are as follows:

            Revenue From Sale         % Revenue
                 of Coal            Derived From        Tons of Coal Sold
Year         (in thousands)       Black Hills Power      (in thousands)

1993              $29,822               34%                    3,027
1992               28,296               35                     2,958
1991               26,138               35                     2,742
1990               26,528               36                     2,908
1989               21,456               37                     2,349

     Wyodak Resources furnishes all of the fuel supply for the Wyodak Plant in which Black Hills Power owns a 20 percent interest and Pacific Power an 80 percent interest. See Note 6 of "Notes to Consolidated Financial Statements" appended hereto. The price for unprocessed coal sold to the Wyodak Plant is based on a coal supply agreement entered into by Black Hills Power, Pacific Power and Wyodak Resources in 1974 and terminating in the year 2013. This agreement was amended and restated in 1987 as discussed below.

     Wyodak Resources, Black Hills Power and Pacific Power entered into settlement agreements in 1987 which settled a dispute over the quantity of coal Pacific Power was required to purchase to operate the Wyodak Plant and Pacific Power's obligation to purchase additional coal commencing in 1990 under a contract which would have provided coal for a since canceled second unit at the Wyodak Plant. Said agreements are referred to as the PacifiCorp Settlement which is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 1993 Annual Report to Shareholders of the Company on pages 14 through 20, incorporated herein by reference.

     Revenue from coal sales to the Wyodak Plant totaled $21,438,000 in 1993 or 72 percent of revenue for all coal sold by Wyodak Resources. The quantity of coal sold in 1993 for the Wyodak Plant was 2,118,000 tons, as compared to 2,079,000 tons sold in 1992. Barring unusual periods of maintenance, the quantity of coal for the maximum consumption capability of the Wyodak Plant for one year is approximately 2,100,000 tons and the average yearly consumption is 1,900,000. The average consumption is expected to continue during the remaining 20 years of the coal agreement. However, from time to time, the plant's physical operating capabilities will affect the quantity of coal burned.

     Wyodak Resources sells coal to Black Hills Power pursuant to an agreement entered into in 1977 and last amended in 1987 which is approximately the same as the original Wyodak Plant agreement except for an additional amount for processing the coal and a discount for all coal delivered in a year in excess of 500,000 tons. Wyodak Resources has reserved sufficient coal, presently estimated at 9,000,000 tons, for the generating plants of Black Hills Power until such plants are retired.

     Black Hills Power expects its power plants, with the exception of the Wyodak Plant, to continue to consume approximately the same quantity of coal as in 1993 unless unexpected mechanical failures occur. Of the 3,027,000 tons of coal sold by Wyodak Resources in 1993, 1,009,000 tons were sold to Black Hills Power, 1,696,000 tons were sold to Pacific Power and 322,000 tons were sold to others.

     Wyodak Resources' revenue from sales of coal to Pacific Power and Black Hills Power as compared to its revenue from all sales to other customers for the last three years was as follows:

                                                     Revenue from
                                                     All Sales to
                                                     Unaffiliated
                Revenue from     Revenue from          Customers
                  Sales to        Sales to(1)          (includes
                Pacific Power  Black Hills Power    Pacific Power)
     Year                       (in thousands)

     1993         $17,448          $10,047            $19,775
     1992          16,541            9,811             18,485
     1991          14,632            9,220             16,918

(1)Is not adjusted for refunds under South Dakota rate order. See--RATE REGULATION of this Item 1.

     In addition to the coal sold to the Wyodak Plant and to Black Hills Power, Wyodak Resources sells coal to the South Dakota State Cement Plant under an all requirements contract expiring on December 1, 1997. Wyodak Resources sold 240,000 tons under this contract in 1993. Smaller amounts of coal are sold to various businesses and for residential use. All long-term contracts contain adjustment clauses based upon certain costs and government indices.

     In 1988 Wyodak Resources agreed to the termination of a long-term coal supply agreement with the City of Grand Island, Nebraska. Under this agreement, Wyodak Resources will receive approximately $155,000 per year for 14 years during which Grand Island will have an option to purchase coal. Wyodak Resources has reserved sufficient coal in the eventuality that Grand Island exercises its option.

     Many factors can significantly affect sales of coal and revenue under the existing contracts. Examples include the seller's or buyer's inability to perform due to machinery breakdown, damage to equipment, governmental impositions, labor strikes, coal quality problems, transportation problems and other unexpected events.

                          OIL AND GAS OPERATIONS

     Size and Competition. Oil and gas operations have not been a significant percent of the Company's total operations. Net income and assets related to oil and gas operations have been 7 percent or less of the Company's consolidated amounts over the last five years. The oil and gas industry is highly competitive. Western Production encounters strong competition from many oil and gas producers, including many which possess substantial resources, in acquiring drilling prospects and producing properties.

     Markets and Sales. The Company's oil and gas production is sold at or near the wellhead, generally at posted prices. Gas production is generally sold in the spot market at prevailing prices. Western Production has been able to market all of its oil and gas production. Operating revenue by source for the last five years is as follows:

                     Oil and Gas        Gas Plant           Field
                        Sales            Revenue          Services
                   (in thousands)    (in thousands)    (in thousands)

     1993             $7,489           $   759            $3,148
     1992              5,640               701             3,258
     1991              4,780               693             3,595
     1990              4,240               876             3,480
     1989              3,681             1,082             3,581

     Quantities and sale prices for oil and gas production are affected by market factors beyond the control of the Company. Such factors include the extent of domestic production, level of imports of foreign oil and gas, general economic conditions that determine levels of industrial production, political events in foreign oil-producing regions and variations in governmental regulations and tax laws. There can be no assurance that oil and gas prices will not decrease in the future. Such declines would decrease net revenues from oil and gas properties and reduce the value of such assets. These declines could result in the write down of certain oil and gas assets. Management estimates that oil prices must average $14 to $15 per barrel for its oil operations to remain profitable.

     Production. Western Production produced approximately 456,000 equivalent barrels of oil in 1993. Approximately 48 percent of this production came from the Finn-Shurley Field which is comprised primarily of stripper wells (wells producing less than 10 barrels per day).

     Drilling Activity. Western Production participated in the drilling of 24 wells in 1993. Western Production's average working interest in such wells was 53.1 percent, or 12.74 net wells. Approximately 83 percent of the wells were classified as development wells and 17 percent were classified as exploratory wells. A development well is a well drilled within the presently proved productive area of an oil and gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir. An exploratory well is a well drilled in search of a new, as yet undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

                         ENVIRONMENTAL REGULATION

     The Company is subject to present and developing laws and regulations with regard to air and water quality, land use, land reclamation and other environmental matters by various federal and state authorities.

Air Quality

     Emission Limitations at Neil Simpson Unit #2. One of the governmental permits required to build Neil Simpson Unit #2 was a prevention of significant deterioration permit to be granted by the DEQ, Division of Air Quality. On April 14, 1993, Black Hills Power received the permit ("PSD Permit") allowing Black Hills to proceed with the construction of Neil Simpson Unit #2.

     The PSD Permit sets certain emission rate limitations for pollutants which cannot be exceeded during the operation of Neil Simpson Unit #2. Wyoming law requires that after a 120-day start-up period, Black Hills will require an operating permit. During the start-up period, performance tests are conducted to determine if the plant can be operated within the emission limitations of the PSD Permit.

     The PSD Permit sets emission rate limitations on particulate, sulfur dioxide (SO2), nitrogen oxides (NOx), carbon monoxide and particulate emissions and opacity limitations. The PSD Permit requires constant monitoring to determine continual compliance with the SO2, NOx and opacity limitations.

     The SO2 emissions are not to exceed 0.20 lbs./MMBtu on a two-hour rolling average and 0.17 lbs./MMBtu on a 30-day rolling average. To control SO2 and particulate emissions, Neil Simpson Unit #2 will include a circulating dry scrubber and electrostatic precipitator wherein the flue gases from the pulverized coal boiler will be treated in the scrubber with a lime reagent and the matter will be removed by the precipitator. The manufacturer of the scrubber and precipitator has guaranteed particulate and SO2 limitation emission rates sufficient to meet the PSD Permit limitations. The guarantee requires a six-month 100 percent availability and compliance period. The manufacturer further guaranteed under certain conditions for a period of five years corrosion minimums and operation and maintenance costs.

     The PSD Permit sets the initial NOx emission rate limitation at 0.23 lbs./MMBtu; however, the permit provides that during the first two years of operation if Black Hills Power demonstrates that the 0.23 lbs./MMBtu limitation can be lowered to the manufacturer's guarantee of 0.17 lbs./MMBtu, the Wyoming Department of Environmental Quality reserves the right to lower the NOx emissions limitation permanently.

     The method of control of NOx for Neil Simpson Unit #2 are low NOx burners with overfire-air controls. The PSD Permit does not require any further devices to remove NOx such as selective catalytic reduction or selective noncatalytic reduction systems. The manufacturer of the boiler for Neil Simpson Unit #2 has guaranteed that the boiler will meet the NOx limitations. The guarantee is based upon tests to be conducted under ideal operating conditions during the 12 months after commercial operation. The boiler is being designed so that a selective catalytic reduction system could be installed if later required to meet the NOx limitations.

     The Company believes that Neil Simpson Unit #2 is being designed to meet all emission limitations. However, both the SO2 and NOx emission limitations are some of the lowest emission rates in the United States, and flaws in design or unexpected coal quality or other events could cause additional unexpected capital costs in being able to operate with these limitations.

     Emissions from Other Plants. All of Black Hills Power's generating plants are believed by management to be operating in full compliance with air quality laws and regulations. Applications for continued operation of the Kirk power plant has been submitted for the approval of the South Dakota Department of Environment and Natural Resources ("DENR").

     Asbestos. Black Hills Power completed the majority of the asbestos removal work at the Osage power plant in 1993. This included that removal work being performed in conjunction with the reinforcement of the walls of the three boiler units. The remaining asbestos at the Osage, Neil Simpson, Kirk and Ben French facilities is believed to be adequately encapsulated. Its removal will occur as other projects necessitate or as deterioration occurs. No cost determination has been made for the additional work required.

     The Clean Air Act Amendments. Legislation enacted by the Congress of the United States in late 1990 to amend the Clean Air Act will have an impact on Black Hills Power's power plants.

     All of the power plants other than the Wyodak Plant are made up of units with generating capacity of 25 megawatts or less and are believed to be exempt from most of the limitations and requirements of the Act. All facilities, however, are subject to the payment of fees calculated on the basis of tons per year of emissions of sulfur dioxide, nitrous oxide and particulate. The annual fees for those facilities located in South Dakota totaled approximately $25,000 for 1993. Fee assessments have not yet been made for Wyoming facilities, however, it is estimated that they will not exceed $90,000.

     According to analyses of emissions from the plant stacks, all four of the power plants operated by Black Hills Power are believed to be operating in compliance with current federal and state law. Black Hills Power does not maintain continuous monitoring on all of these four plants, and unexpected changes in coal quality or problems with plant operations can cause violations which could result in penalties being imposed in the future.
Black Hills Power endeavors to operate the plants to prevent such excursions, but the potential remains for human error and equipment failure.

     The Wyodak Plant is equipped with sulfur removal equipment and the plant is already in compliance with the new sulfur emissions requirements of the Clean Air Act. New equipment is not necessary to bring the facility in compliance with the NOx requirements of the Act, but continuous monitoring equipment for NOx has been purchased and installed at a cost to Black Hills Power of $147,000. The amendments do require a three-year study on designated hazardous pollutants which may result in future regulations, but the impact of that study on the Wyodak Plant is not yet known.

     Air Allowances. The Clean Air Act Amendments put into place a program designed to allow each affected facility to emit into the atmosphere on an annual basis only that quantity of sulfur dioxide for which it has authorization by virtue of its control of air allowances. An air allowance is a right to emit one ton of sulfur dioxide. These allowances are transferable between facilities and can be sold to other owners of power production facilities. As a result of the pollution control equipment already in place at the Wyodak Plant, the Company will be granted beginning in the year 2000 approximately 1,800 allowances per year in excess to the needs of its 20 percent interest in the Wyodak Plant.

     None of the Company's existing wholly owned power plants will require air allowances. Neil Simpson Unit #2 will require approximately 850 air allowances each year beginning in 2000. Allowances required for Neil Simpson Unit #2 will come from the allowances allocated as the Company's share of the Wyodak Plant.

     By voluntarily complying with the requirements of Phase I of the Clean Air Act Amendments, and obtaining approval from the Environmental Protection Agency, the Company is expected to be able to receive an advance of its air allowances at the Wyodak Plant for the years 1995 and 1996, that can in turn be sold. This requires a host unit Phase I facility to substitute the Wyodak Plant air allowances for its requirements. The Company has located a host unit Phase I facility and entered into an agreement for the sale of a portion of the Company's allowances as a substitution unit, with the allowances to be taken by the host unit sometime after 1995. This transaction is subject to EPA approval, which is expected to require the Company to then pay these allowances back to EPA ten to twenty years after the sale.

     Additional sales of allowances prior to the year 2000 by facilities voluntarily complying with Phase I appear to be in serious doubt in view of recent Environmental Protection Agency proposed action.

     Whether funds received from the sale of air allowances can be retained by the electric utility or flowed through to the benefit of the customers has yet to be determined in the Company's regulatory jurisdictions.

     New Major Emitting Facilities. The Federal Clean Air Act Amendments of August 7, 1977, require states, among other things, to classify their land into control areas to prevent significant deterioration of air quality wherein certain limitations in ambient air quality will be established so as to allow new major emitting facilities (as defined) to be constructed in those areas only if the particulate emissions therefrom together with existing emissions would not cause the ambient air in that area to exceed those limitations. Wyodak Resources is presently authorized to mine up to 10,000,000 tons per year under its permit and existing clean air laws and regulations and the Neil Simpson #2 power plant has been permitted at that site.

Water Quality

     All of the power plants operated by Black Hills Power require permits under the National Pollutant Discharge Elimination System. Renewal applications for the permits for the Ben French and the Kirk power plants have been submitted to the DENR, and the permits for the other facilities are current, including authorizations for storm water discharge.

     The Osage plant has recently experienced an inability to meet the permit levels for pH at one of its discharge points. The nature of the ash generated at the facility is believed to be the source of the high pH values. The utilization of the new discharge pond at the site has resulted in a shorter period of time to allow the pH to neutralize.

     Black Hills Power has been working closely with the DEQ and has hired a consultant in an effort to resolve the problem. In-plant treatment efforts have not proven successful. CO2 injection equipment currently being installed at the discharge point is expected, however, to return the effluent to an acceptable pH level. In the event this effort fails, it will be necessary to seek a modification of the permit and utilize a sulfuric acid treatment. The cost of the project including the CO2 equipment is not expected to exceed $20,000.

     No penalties, claims or actions have been taken against the Company because of the discharge levels, and none are expected. The other plants are in compliance with their stated permit discharge levels.

     Pollution prevention plans are in place for the plant facilities, and the current Spill Prevention Control and Countermeasures plans are in the process of being updated, and will include hazardous materials contingency plans.

Land Quality

     Solid Waste Disposal. Black Hills Power disposes of power plant wastes from its Ben French, Kirk and Osage power plants at several locations at or near each of said plants. Such disposal is done under authority of permits either issued or under temporary authority pending action on applications. An application has been submitted seeking the expansion of the current ash disposal site for the Ben French power plant and is under consideration by the DENR. At Osage, a permit was granted for the new ash dam facility, and use began in October 1993. Applications are pending for reclamation of a historic disposal site at Osage, for renewal and expansion of its landfill permit, and for closure of the old ash dam. Management is not aware of any unusual problems which may arise from locating new sites or from maintaining the existing disposal sites in full compliance with the law.

     Reclamation. Under federal and state laws and regulations, Wyodak Resources is required to submit to and receive approval from the DEQ for a complete mining and reclamation plan (Plan) which provides for the orderly mining, reclaiming and restoring of all land in conformity with all laws and regulations relating thereto. The current approved State Program Permit (Permit) authorizes Wyodak Resources to mine coal for a period of five years up to 1995 in compliance with the Plan and all conditions of the Permit. The Permit is subject to annual reporting and must be renewed after extensive review every five years, at which time the DEQ may impose further conditions. In 1992 Wyodak Resources received a modification of its Permit to include an additional 37,300,000 tons of reserves acquired through coal lease modifications.

     The Permit imposes a variety of conditions which the DEQ believes are required to comply with applicable laws and regulations and to establish reclamation with a minimal impact on land, water and air. These conditions are continuing and require monitoring of water and land that could reveal factors unknown at this time. The exact costs of complying with these conditions cannot be accurately ascertained until years later when reclamation is completed.

     Conditions which could result in material unexpected increases in costs of reclamation relate to three depressions, the existing south pit depression and an additional north pit depression and north extension depression which will result from future mining. Because of the thick coal seam and relatively shallow overburden, the present Plan for restoration leaves areas of the mine that will have limited reclamation potential because of their location in depressions with interior drainage only. While the DEQ has allowed these depressions in the present Plan as modified, the DEQ has reserved the right to review and evaluate future mining plans proposed by Wyodak Resources. Such plans are reviewed for the feasibility and desirability of causing Wyodak Resources to place additional overburden generated elsewhere for the purpose of reducing the depressions if the DEQ finds that the placement is necessary to prevent degradation of more acres than expected. Each time Wyodak Resources files an application to mine additional coal reserves, the DEQ extensively reviews the reclamation of the depressions. The DEQ has allowed the depressions at the minimum acres specified, and subject to the maintenance of water quality at the sites. Exceedence of the acreage limitations or degradation of water quality could result in additional requirements being placed upon Wyodak Resources, including the placement of additional quantities of overburden in the depressions and restoring water quality. The extent and costs of reclaiming the depressions and other reclamation requirements that may be imposed upon Wyodak Resources cannot be accurately ascertained at this time.

     The cost of reclaiming the land is accrued as the coal is mined. While the reclamation process takes place on a continual basis, much of the reclamation occurs over an extended period after the area is mined. Approximately $650,000 is charged to operations as reclamation expense annually. As of December 31, 1993, accrued reclamation costs were approximately $7,290,000.

     Wyodak Resources supports reclamation procedures which are economically feasible and consistent with sound environmental practices, but it can give no assurances that it will be successful in doing so.
General

     PCB's. The Company's electrical system contains an undetermined number of polychlorinated biphenyl (PCB or PCB's) contaminated transformers. PCB's are believed to have cancer causing and toxic effects on humans and are heavily regulated in their use and disposal as a toxic substance at levels in excess of 50 parts per million. Black Hills Power is beginning its third year of a five-year testing program that is intended to remove PCB contaminated transformers. If PCBs are present in levels above 50 parts per million, the equipment is removed from the system and disposed of in accordance with the current federal Toxic Substances Control Act. A concern is always present that an incident involving a PCB contaminated transformer could result in substantial cleanup costs for the Company. Those incidents which might involve a fire or the release of PCB-contaminated oil into a waterway are of the greatest concern and result in substantial damage claims.

     PCB-contaminated equipment and oils at levels below 50 parts per million are disposed of through a licensed facility located in Colman, South Dakota. Those items with contamination at higher levels are transported and disposed of through an EPA permitted incineration facility located in Deer Park, Texas. Black Hills Power has exclusively used these facilities for a number of years, and its management believes the disposal contractors are operating their respective facilities in full compliance with governmental regulation.

     Oil Releases. Two unauthorized oil releases occurred in 1993 as a result of equipment owned by Black Hills Power. Both involved minor quantities of petroleum products and only minimal remedial measures were required by the DENR. No penalties, claims or actions have been taken against the Company because of the releases, and none are expected.

     Underground Storage Tanks. Black Hills Power does not have any underground storage tanks in operation at this time. The residual contamination from underground storage tanks that were removed from the Wyodak Resources mine site was believed to have caused some contamination of ground waters. The DEQ, however, has not required any further remediation action at the site.

     Ben French Oil Spill. Assessment and remediation efforts have continued during 1993 on Black Hills Power property located near the Ben French power plant. The extensive contamination of the site with fuel oil is historic, but was discovered in 1990 and 1991 when the Company took steps to cleanup a release caused by an overflow that had resulted from an equipment failure. The Company hired experts to aid in the assessment and remediation and has worked closely with the DENR.

     Soil borings and the operation of monitoring wells on the perimeters of Black Hills Power's property show no indication of contamination beyond Black Hills Power's property at this time. The confinement of the contamination is attributed to the contour of the land at the site. The fuel oil is, however, migrating toward a natural drainage area which could allow it to enter area waterways. In such event, the clean-up costs could be greatly increased. In order to prevent such an occurrence, one duct-bank remediation system is currently in place and a second such system is expected to be installed in 1994. These systems are designed to channel the oil to a recovery location.

     Additional monitoring wells were installed in the area during 1993, and fuel oil as a free product continues to be removed from the site on a weekly basis. Although the quantity of free product being removed is greatly diminished from that earlier recovered, no time frame for the completion of the remediation work has been established.

     Costs for the cleanup in excess of $20,000 are expected to be reimbursed from the South Dakota Petroleum Release Compensation Fund up to a $1,000,000 limit. To date, no penalties, claims or actions have been taken or threatened against the Company because of this release. No assurances can be given, however, that no actions will be taken or what the eventual cost of this cleanup will be.

     Mush Creek Cleanup. In 1993 Western Production undertook the clean-up of an unpermitted oil disposal site located near its facilities outside Newcastle, Wyoming. The initial disposal at the site is believed to have occurred sometime in 1983 or 1984 before Western Production ownership. The crude oil and some contaminated soils have been removed from the site and properly disposed of under the authorizations of the DEQ. The Company intends to apply for the renewal of the existing solid waste permit for the remediation of the site. The extent of the remaining clean-up effort required is not known at this time. Western Production plans further testing of soils and groundwater in the area of the site to determine the potential costs.

     The clean-up effort was begun in cooperation with other businesses who had used the disposal site, but in view of the higher-than-expected costs, disputes have now surfaced over responsibility for the cleanup. The cost of the project to date exceeds $140,000, but future costs remain undetermined pending further site assessment. To date, only $7,500 of these costs have been paid by others.

Electromagnetic Fields

     The SDPUC has opened a docket to study electromagnetic fields ("EMF") issues. A number of studies have examined the possibility of adverse health effects from EMF. Certain states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. None of the jurisdictions in which Black Hills Power operates has adopted formal rules or programs with respect to EMF or EMF considerations in the siting of electric facilities. Black Hills Power expects that public concerns will make it more difficult to site and construct new power lines and substations in the future. It is uncertain whether Black Hills Power's operations may be adversely affected in other ways as a result of EMF concerns. Black Hills Power is designing all new transmission lines under EMF standards adopted by other states so as to minimize the EMF effect.

Summary

     The Company makes ongoing efforts to comply with new as well as existing environmental laws and regulations to which it is subject. It is unable to estimate the ultimate effect of existing and future environmental requirements upon its operations.

                                 EMPLOYEES

     At December 31, 1993, the number of employees of the Company (including Black Hills Power), Wyodak Resources and Western Production were 359, 58 and 42, respectively, for a total of 459 employees.

                           CORPORATE DEVELOPMENT

     The Company's strategic plan for corporate development includes the plan to search for opportunities for growth in its present business segments. The Company's primary focus will be in the development of additional mine-mouth power plants and Wyodak Resources' coal mine.

     To encourage the further development of Wyodak Resources' coal and to continue to assure the availability of electric generation in the future, the Company's plan is to cause Black Hills Power to participate in the construction of new generating facilities as they are needed by Black Hills Power either individually, with other traditional electric utilities or non-utility entities at Wyodak Resources' mine. See--ELECTRIC POWER SALES AND SERVICE TERRITORY--Future Wholesale Opportunities and COMPETITION IN ELECTRIC UTILITY BUSINESS under this Item 1.

     Management believes that surplus power in the western United States is decreasing and estimates that new plants will be required in the middle to late 1990's. Due to a four- to six-year lead time to construct plants, management believes the planning process should be in process.

     Management is continuing to explore the possibility of the Company engaging in the business, either by itself or in concert with others, of an exempt wholesale generator. This generation would be designed to sell power to traditional electric utilities other than Black Hills Power. (See the discussion of the new Energy Policy Act of 1992 under COMPETITION IN ELECTRIC UTILITY BUSINESS--Competition in Electric Generation under this Item 1.) The negative aspects of being able to engage in that business are the small size and lack of resources of the Company. The independent power producing business is concentrating in companies of a much larger size than the Company. However, the Company does have expertise in the power generation business and the potential for low-cost generation at Wyodak Resources' coal mine, the site of the Wyodak Plant, Neil Simpson Unit #1 and Neil Simpson Unit #2. If the Company is precluded from generating its own electric power needs, it may find a niche in the independent power business.

     Western Production continues to locate opportunities to acquire existing oil and gas production, to develop additional oil reserves by drilling and to investigate investing in oil and gas working interests with other entities. Opportunities depend on the sensitivity of oil and gas prices that are all beyond the control of Western Production.

                          ITEM 2. PROPERTIES

                            UTILITY PROPERTIES

     The following table provides information on the generating plants of Black Hills Power. During 1993, 99 percent of the fuel used in electric generation, measured in Btus (British thermal units), was coal.

                              Generating Units              Plant Totals
                                                           Net Generation
                                                            Twelve Months
                                  Nameplate                     Ended
                     Year of       Rating      Principal  December 31, 1993
                  Installation (Kilowatts)(a)    Fuel    (thousands of KWH)
Osage Plant           1948         11,500        Coal
(Osage, Wyoming)      1950         11,500        Coal
                      1952         11,500        Coal         237,936

Kirk Plant            1956         18,750        Coal         105,149
(Lead, South Dakota)

Ben French Station    1960         25,000        Coal
(Rapid City,          1965         10,000         Oil
South Dakota)         1977(b)      50,400         Oil
                      1978(b)      25,200     Oil or gas
                      1979(b)      25,200     Oil or gas      161,168

Neil Simpson Unit #1  1969         21,760        Coal         153,795
(Wyodak, Wyoming)

Wyodak Plant          1978(c)      72,400(c)     Coal         569,036
(Wyodak, Wyoming)

     Total                        283,210                   1,227,084

(a) Nameplate rating is the capacity assigned to the generating unit by the manufacturer. Actual generating capability depends upon duration of usage, conditions of operation and other factors. See--ELECTRIC POWER SUPPLY--Reserves for an Analysis of the Net Dependable
     Capability--Summer Rating for these resources.

(b) These combustion turbines are those referenced by the reserve capacity integration agreement with Pacific Power. See ELECTRIC POWER SUPPLY under Item 1 and the PacifiCorp Settlement.

(c) Black Hills Power's 20 percent interest. See Note 6 of "Notes to Consolidated Financial Statements" appended hereto and the following discussion concerning the acquisition of the Wyodak Plant at CONSTRUCTION AND CAPITAL PROGRAM under Item 1.


     Black Hills Power owns transmission lines and distribution systems in and adjoining the communities served consisting of 445 miles of 230 kV, 4 miles of 115 kV, 532 miles of 69 kV, 8 miles of 47 kV and numerous distribution lines of less voltage. Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area, and an eight-story home office building at Rapid City, South Dakota housing its home office on four floors, with the balance of the building rented to three tenants.

                             MINING PROPERTIES

     Wyodak Resources is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon coal owned and five federal leases. The estimated tons of recoverable coal from each source as of December 31, 1993 are set forth in the following table:

                                                         Estimated Tons of
                                                         Recoverable Coal
                                                          (in thousands)
Fee coal                                                       1,381
Federal lease dated May 1, 1959                               19,763
Federal lease dated April 1, 1961                              7,703

Federal lease dated October 1, 1965                          117,534
Federal lease dated September 28, 1983                        20,355
Federal lease dated March 1, 1983                             22,604

                                                             189,340

     Coal reserves are estimated at 189,340,000 tons of which approximately 32,250,000 tons are committed to be sold to the Wyodak Plant, approximately 10,000,000 tons to Black Hills Power's other plants, and 20,000,000 tons for Neil Simpson Unit #2. Purchase options are granted on 52,000,000 tons of which options for 50,000,000 tons can be exercised only if Wyodak Resources has not committed the coal reserves to other buyers prior to such exercise. Because the coal purchase price that will be paid if the options are exercised would be substantially higher than prices being paid under new coal contracts, it is unlikely that the options will be exercised.

     In 1989 an oil and gas developer established two oil-producing wells on the north portion of the lease dated October 1, 1965. The oil was leased to the developer by the owner of the oil rights, the State of Wyoming, and the coal is leased by Wyodak Resources from the owner of the coal rights, the federal government through its BLM. The oil is produced from a formation at a depth of approximately 9,000 feet while the coal is mined by the open pit method at a depth of 200 to 300 feet. Therefore, it is impossible to mine coal in the vicinity of the oil wells and maintain and operate the oil wells at the same time. The law is uncertain as to who would have priority under these circumstances. To date this conflict would affect approximately 15,000,000 tons of coal. At this time Wyodak Resources does not plan any mining operations at the site of the oil wells for at least 15 years, but the life of oil wells may extend for many years beyond 15. To mitigate its potential damages, Wyodak Resources has negotiated an option to purchase the oil wells at fair market value if a mining conflict should occur.

     Each federal lease grants Wyodak Resources the right to mine all of the coal in the land described therein, but the government has the right at the end of 20 years from the date of the lease to readjust royalty payments and other terms and conditions. All of the federal leases provide for a royalty of 12.5 percent of the selling price of the coal.

     Each federal lease requires diligent development to produce at least one percent of all recoverable reserves within either 10 years from the respective dates of the 1983 leases or 10 years from the date of adjustment of the other leases. Each lease further requires a continuing obligation to mine, thereafter, at an average annual rate of at least one percent of the recoverable reserves. All of the federal leases and its remaining fee coal constitute one logical mining unit and is treated as one lease for the purpose of determining diligent development and continuing operation requirements. All coal is to be mined within 40 years from 1992, the date of the logical mining unit. Even if federal coal leases are not mined out in 40 years, the federal coal is likely to be available for further lease after the 40 years. Wyodak Resources' current coal agreements require production which should be sufficient to satisfy the diligent development and continual operation requirements of present law. Wyodak Resources will require additional coal sales in order to mine all of its federal coal within the 40 year requirement.

     The law, which requires that an owner of land that is primarily devoted to agriculture must approve a reclamation plan before the state will approve a permit for open pit mining, affects approximately 3,100,000 tons of the recoverable coal included in the federal lease dated October 1, 1965. Wyodak Resources has excluded these tons of coal from its mine plan and will not mine such coal until a surface consent has been negotiated or the right to mine has been settled by litigation.

     Approximately 32,250,000 tons of the Federal Coal Lease dated October 1, 1965, has been mortgaged as security for the performance of its obligations under the coal supply agreement for the Wyodak Plant.

     In 1992, Pacific Power, the Company and Wyodak Resources entered into an agreement providing for the construction of new coal handling facilities.
The new coal handling facilities consist of an in-pit system (consisting of in-pit movable crushers and a conveyor to a secondary crusher transfer point), an out-of-pit system (consisting of the secondary crusher), new truck load-out facilities, a conveyor to deliver coal to Neil Simpson Unit #1 and a conveyor to deliver coal to the Wyodak Plant and eventually to Neil Simpson Unit #2. The total construction costs of these facilities is expected to be $24,500,000, of which Pacific Power will pay $19,000,000 and Wyodak Resources $5,500,000. The reason for the large amount being paid by Pacific Power is that under the PacifiCorp Settlement, Pacific Power was obligated to pay up to $15,000,000, plus an amount to adjust for inflation since 1987, for new coal handling facilities which were required to extend the mining of coal to another pit, the Peerless area, situated west of the Wyodak Plant. Under the agreement among PacifiCorp, the Company and Wyodak Resources, Wyodak Resources will operate the in-pit system, the conveyor to Neil Simpson Unit #1 and the truck load-out system, and PacifiCorp will operate the secondary crusher transfer building and the conveyor to the Wyodak Plant. The agreement provides for the use of the new coal handling facilities to deliver coal to the Wyodak Plant, Neil Simpson Unit #1, Neil Simpson Unit #2, the truck load-out and, if there is sufficient capacity, to additional power plants to be constructed at the site. The agreement provided for Black Hills Power to own certain undivided interests of these facilities, but Black Hills Power and Wyodak Resources have entered into an agreement providing for the transfer of all interests of Black Hills Power in these facilities to Wyodak Resources. This transfer is consistent with the agreement of Wyodak Resources to deliver Black Hills Power completely processed coal.

                          OIL AND GAS PROPERTIES

     Western Production operates 347 wells as of December 31, 1993. The vast majority of these wells are in the Finn Shurley Field, located in Weston and Niobrara Counties, Wyoming. Twelve of the wells Western Production operates are located in Adams and Weld Counties, Colorado, two are located in Washakie County, Wyoming and two are located in Fall River County, South Dakota. Western Production does not operate but owns a working interest in 39 producing properties located in Wyoming, Kansas, Colorado, Montana, North Dakota and Texas. The majority of wells operated by Western Production were drilled between 1977 and 1984, prior to its acquisition by Wyodak Resources. They were drilled under drilling programs wherein working interests were sold to various investors. Approximately 232 investors own working interests in wells operated by Western Production.

     Western Production owns a 44.7 percent interest in a natural gas processing plant also located at the Finn Shurley Field. The gas plant is operated by Western Gas Resources, Inc. of Denver, Colorado, which owns a 50 percent interest therein and processes all the gas produced from the Finn Shurley Field and the Boggy Creek Field.

     The following table summarizes Western Production's estimated quantities of proved developed and undeveloped oil and natural gas reserves at December 31, 1993 and 1992, and a reconciliation of the changes between these dates using constant product prices for the respective years. These estimates are based on reserve reports by Ralph E. Davis Associates, Inc. (an independent engineering company selected by the Company). Such reserve estimates are based upon a number of variable factors and assumptions which may cause these estimates to differ from actual results.

                                           1993                1992
                                       Oil      Gas        Oil      Gas
                                        (in thousands of barrels of oil
                                                and MCF of gas)
Proved developed and
  undeveloped resources:
    Balance at beginning of year      2,199    3,243      2,524    4,799
    Production                        (327)    (777)      (247)    (379)
    Additions                           259    1,847        193      272
    Revisions to previous
      estimates due to changed
      economic conditions           (1,015)  (1,554)      (271)  (1,449)

Balance at end of year                1,116    2,759      2,199    3,243

Proved developed reserves at
  end of year included above          1,116    2,759      1,630    2,633


Year-end prices                      $13.00   $ 2.35     $18.75   $ 1.65

     Western Production has approximately 99,000 gross and 65,000 net acres of oil and gas leases, out of which 25,000 gross and 15,000 net acres are producing and 74,000 gross and 50,000 net acres are undeveloped. Approximately 23 percent of the undeveloped acres are held by production thereby not requiring annual delay rental payments. No representations are made that reserves can be attributed to any undeveloped oil and gas leases. Undeveloped leasehold that are not held by production have varying provisions but generally terminate if oil and gas is not produced within the primary term of the lease.

ITEM 3. LEGAL PROCEEDINGS

     The Company and its subsidiaries are involved in minor routine administrative proceedings and litigation incidental to the businesses, none of which, in the opinion of management, will have a material effect on the consolidated financial statements of the Company.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matter was submitted to a vote of security holders during the fourth quarter of 1993.

EXECUTIVE OFFICERS OF THE COMPANY

     The following is a list of all executive officers of the Company. There are no family relationships among them. Officers are normally elected annually.

Daniel P. Landguth, born May 9, 1946, Chairman, President, and Chief Executive Officer of Black Hills Corporation

     Mr. Landguth was elected to his present position in January 1991. He had served as President of Black Hills Corporation since October 1989, President and Chief Operating Officer of Black Hills Power since June 1987, and Senior Vice President and Chief Operating Officer since 1985.

Dale E. Clement, born August 1, 1933, Senior Vice President - Finance

     Mr. Clement was elected to his present position in September 1989. He had served on the Board of Directors since 1979. Prior to joining the Company he was Dean and Professor of Finance at the University of South Dakota, School of Business.

Joseph E. Rovere, born July 7, 1929, Vice President - Public Affairs/District Administration

     Mr. Rovere was elected to his present position in October 1982.

Roxann R. Basham, born August 6, 1961, Secretary and Treasurer

     Mrs. Basham was elected to her present position January 1, 1993. She had served as Assistant Secretary/Treasurer since May 1991 and as Financial Analyst since February 1985.

Gary R. Fish, born August 1, 1958, Controller

     Mr. Fish was elected to his present position in August 1988.

Everett E. Hoyt, born August 8, 1939, President and Chief Operating Officer of Black Hills Power

     Mr. Hoyt was elected to his present position in October 1989.
     Prior to joining the Company he was Senior Vice President - Legal, Corporate Secretary, and Assistant Treasurer of Northwestern Public Service Company.

                               PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS

     The information required by Item 5 is provided in the Annual Report to Shareholders of the Company for the year ended December 31, 1993, on page 34 appended hereto and market price information is shown in Note 13 of "Notes to Consolidated Financial Statements" on page 31 of the Annual Report to Shareholders of the Company for the year ended December 31, 1993, appended hereto.

ITEM 6.   SELECTED FINANCIAL DATA

     The information required by Item 6 is provided under an identical caption in the Annual Report to Shareholders of the Company for the year ended December 31, 1993, on page 31 appended hereto.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The information required by Item 7 is provided under a similar caption in the Annual Report to Shareholders of the Company for the year ended December 31, 1993, on pages 14 through 20 appended hereto.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by Item 8 is provided under proper captions in the Annual Report to Shareholders of the Company for the year ended December 31, 1993, on pages 22 through 31 appended hereto. Selected quarterly financial data is shown in Note 13 of "Notes to Consolidated Financial Statements" on page 31 of the Annual Report to Shareholders of the Company for the year ended December 31, 1993, appended hereto.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     No change of accountants or disagreements on any matter of accounting principles or practices or financial statement disclosure have occurred.

                            PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     Information regarding the directors of the Company is incorporated herein by reference to the Proxy Statement for the Annual Shareholders' Meeting to be held May 24, 1994.

     For information regarding the executive officers of the Company refer to
Part I, Item 4.



ITEM 11.  EXECUTIVE COMPENSATION

     Information regarding management remuneration and transactions is incorporated herein by reference to the Proxy Statement for the Annual Shareholders' Meeting to be held May 24, 1994.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     Information regarding the security ownership of certain beneficial owners and management is incorporated herein by reference to the Proxy Statement for the Annual Shareholders' Meeting to be held May 24, 1994.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Information regarding certain relationships and related transactions is incorporated herein by reference to the Proxy Statement for the Annual Shareholders' Meeting to be held May 24, 1994.

                                  PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
          FORM 8-K

(a)  1.  Index to Consolidated Financial Statements

                                                              Page
                                                           Reference*

     Report of Independent Public Accountants  . . . . . .     21

     Consolidated Statements of Income and Retained Earnings
      for the three years ended December 31, 1993  . . . .     22

     Consolidated Statements of Cash Flows for
      the three years ended December 31, 1993  . . . . . .     23

     Consolidated Balance Sheets at December 31, 1993
      and 1992 . . . . . . . . . . . . . . . . . . . . . .     24

     Consolidated Statements of Capitalization at
      December 31, 1993 and 1992 . . . . . . . . . . . . .     25

     Notes to Consolidated Financial Statements  . . . . .    26-31


     2.  Schedules **

     V Property, Plant, and Equipment for the three years ended December 31, 1993

     VI    Accumulated Depreciation and Depletion of Property,
           Plant, and Equipment for the three years ended
           December 31, 1993

     IX    Short-Term Borrowings for the three years ended
           December 31, 1993

 *   Page References are to the incorporated portion of the Annual
     Report to Shareholders of the Company for the year ended December 31, 1993.

** All other schedules have been omitted because of the absence of the conditions under which they are required or because the required information is included elsewhere in the financial statements incorporated by reference in the Form 10-K.

     3.  Exhibits

       *3(a)   Bylaws dated December 10, 1991 (Exhibit 3(a) to Form 10-K for
               1991).

       *3(b) Restated Articles of Incorporation dated July 28, 1986 (Exhibit 3(b) to Form 10-K for 1986). Articles of Amendment to Restated Articles of Incorporation dated May 21, 1987, (Exhibit 3(b) to Form 8-K for May 1987, File No. 0-0164). Articles of Amendment to Restated Articles of Incorporation dated May 16, 1989 (Exhibit 3(b) to Form 10-K for 1989). Articles of Amendment to Restated Articles of Incorporation dated May 28, 1992 (Exhibit 3(b) to Form 10-K for 1992). Articles of Correction to Amendment to Restated Articles of Incorporation, dated September 13, 1993 (Exhibit 4.03 to Form S-3 dated September 22, 1993, Registration No. 33-69234).

       *4(a) Reference is made to Article Fourth (7) of the Restated Articles of Incorporation of the Company and the Articles of Amendment to Restated Articles of Incorporation (Exhibit 3(b) hereto).

       *4(b) Indemnification Agreement and Company and Directors' and Officers' indemnification insurance (Exhibit 4(b) to Form 10-K for 1987).

       *4(c) Indenture of Mortgage and Deed of Trust, dated September 1, 1941, and as amended by supplemental indentures (Exhibit B to Form 8-K, File No. 2-4832); (Exhibit 7-B, File No. 2-6576); (Exhibit 7-C, File No. 2-7695); (Exhibit 7-D, File No. 2-8157);
               (Exhibit A to Form 10-K for fiscal year 1950,
               File No. 2-4832); (Exhibit 4-I, File No. 2-9433);
               (Exhibit 4-H, File No. 2-13140); (Exhibit 4-I, File No. 2-14829); (Exhibits 4-J and 4-K, File No. 2-16756); (Exhibits 4-L, 4-M, and 4-N, File No. 2-21024); (Exhibits 2(q), 2(r), 2(s), 2(t), 2(u),
               and 2(v) to Form S-7, File No. 2-57661); (Exhibit
               (b) to Form 8-K for February 1977, File No. 2-4832); (Exhibit II-1 to Form 10-Q for quarter ended
               April 30, 1977, File No. 2-21024); (Exhibit II-1 to Form 10-Q for quarter ended July 31, 1977, File No. 2-21024); (Exhibit 4(b) to Form S-3, File No. 2-81643); (Exhibit II-6a to Form 10-Q for quarter ended September 30, 1986, File No. 0-0164); (Exhibit II-6a to Form 10-Q for quarter ended September 30, 1987, File No. 0-0164); (Exhibit II-6a to Form
               10-Q for quarter ended September 30, 1988, File No. 0-0164); and (Exhibit 4(d) and 4(e) to Post-Effective Amendment No. 1 to Form S-8, File No. 33-15868).

      *10(a)   Coal Supply Agreement dated May 12, 1975, between
               Wyodak Resources Development Corp. and the South
               Dakota Cement Commission (Exhibit 5(d) to Form S-7,
               File No. 2-57661).  Extension of Coal Supply
               Agreement dated June 2, 1980, and First Supplement dated February 8, 1983 (Exhibit 10(c) to Form 10-K for 1983). Second Supplement to Extension of Coal Supply Agreement dated June 1, 1985 (Exhibit 10(c) to Form 10-K for
               1985). Third Supplement to Extension of Coal Supply Agreement dated July 14, 1986 (Exhibit 10(c) to Form 10-K for 1986). Fourth Supplement to Extension of Coal Supply Agreement dated December 1, 1987 (Exhibit 10(c) to Form 10-K for 1987). Fifth Supplement to Extension of Coal Supply Agreement dated March 12, 1992 (Exhibit 10(a) to Form 10-K for 1992).

      *10(b) Agreement for Transmission Service and The Common Use of Transmission Systems dated January 1, 1986, among the Company, Basin Electric Power Cooperative, Rushmore Electric Power Cooperative, Inc., Tri-County Electric Association, Inc., Black Hills Electric Cooperative, Inc., and Butte Electric Cooperative, Inc. (Exhibit 10(d) to Form 10-K for
               1987).

      *10(c) Restated and Amended Coal Supply Agreement for Neil Simpson Unit #2 dated February 12, 1993 (Exhibit
               10(c) to Form 10-K for 1992).

      *10(d) Coal Supply Agreement and First Amendment dated September 1, 1977, between the Company and Wyodak Resources Development Corp. (Exhibit 5(g) to Form S-7, File No. 2-60755). Second Amendment to Coal Supply Agreement dated November 2, 1987 (Exhibit 10(f) to Form 10-K for 1987).

      *10(e) Coal Lease dated May 1, 1959, between Wyodak Resources Development Corp. and the Federal Government (Exhibit 5(i) to Form S-7, File No. 2-60755). Modified coal lease dated January 22, 1990, between Wyodak Resources Development Corp. and the Federal Government (Exhibit 10(h) to Form 10-K for 1989).

      *10(f) Coal Lease dated April 1, 1961, between Wyodak Resources Development Corp. and the Federal Government (Exhibit 5(j) to Form S-7, File No. 2-60755). Modified coal lease dated January 22, 1990, between Wyodak Resources Development Corp. and the Federal Government (Exhibit 10(i) to Form 10-K for 1989).

      *10(g)   Coal Lease dated October 1, 1965, between Wyodak
               Resources Development Corp. and the Federal
               Government, as amended (Exhibit 5(k) to Form S-7,
               File No. 2-60755).  Modified coal lease dated
               January 22, 1990, between Wyodak Resources Development Corp. and the Federal Government (Exhibit 10(j) to Form 10-K for
               1989).

      *10(h) Participation Agreement dated May 16, 1978, and various related agreements dated June 8, 1978, including, without limitation, Lease Agreement, Amended and Restated Coal Supply Agreement, Coal Supply System Agreement and Security Agreement, and Real Estate Mortgage (all relating to the lease financing of the Wyodak Plant and the dedication by Wyodak Resources Development Corp. of coal deposits with respect thereto) filed pursuant to item 6(b) of Amendment No. 1 to Registrant's Current Report on Form 8-K for June 1978 and located in Commission File No. 2-4832. Further Restated and Amended Coal Supply Agreement dated May 5, 1987 (Exhibit 10(k) to Form 10-K for 1987).

      *10(i) Coal Supply Agreement dated August 24, 1978, between Wyodak Resources Development Corp. and the City of Grand Island, Nebraska (Exhibit 5(l) to Form S-7, File No. 2-64014). Restated and Amended Coal Supply Agreement dated March 4, 1983 (Exhibit 10(l) to Form 10-K for 1983). First Amendment to Restated and Amended Coal Supply Agreement dated October 29, 1987 (Exhibit 10(l) to Form 10-K for 1987).

      *10(j) Power Sales Agreement dated December 31, 1983, between Pacific Power & Light Company and the
               Company (Exhibit 7(b) to Form 8-K for January 1984, File No. 0-0164).

      *10(k)   Coal Supply Agreement for Wyodak Unit #2 dated
               February 3, 1983, and Ancillary Agreement dated
               February 3, 1982, between Wyodak Resources
               Development Corp. and Pacific Power & Light Company and the Company (Exhibit 10(o) to Form 10-K for
               1983). Amendment to Agreement for Coal Supply for Wyodak #2 dated May 5, 1987 (Exhibit 10(o) to Form 10-K for 1987).

      *10(l)   Coal lease dated February 16, 1983, between Wyodak
               Resources Development Corp. and the Federal
               Government (Exhibit 10(p) to Form 10-K for 1983).

      *10(m) Coal lease dated September 28, 1983, between Wyodak Resources Development Corp. and the Federal
               Government (Exhibit 10(q) to Form 10-K for 1983).

      *10(n) Indenture of Trust dated as of August 1, 1984, City of Gillette, Campbell County, Wyoming, to Norwest
               Bank Minneapolis, N.A. as Trustee (Black Hills Power and Light Company Project) (Exhibit 10(r) to Form
               10-K for 1984).  Indenture of Trust dated as of June
               1, 1992, City of Gillette, Campbell County, Wyoming, to Norwest Bank Minnesota, National Association, as
               Trustee (Black Hills Power and Light Company Project) (Exhibit 10(n) to Form 10-K for 1992).

      *10(o) Loan Agreement dated as of August 1, 1984, by and between City of Gillette, Campbell County, Wyoming, and the Company (Exhibit 10(s) to Form 10-K for
               1984). Loan Agreement dated as of June 1, 1992, by and between City of Gillette, Campbell County,
               Wyoming, and the Company (Exhibit 10(o) to Form 10-K for
               1992).

      *10(p) Loan Agreement dated as of June 1, 1992, by and between Lawrence County, South Dakota and the Company (Exhibit 10(p) to Form 10-K for 1992).

      *10(q) Indenture of Trust dated as of June 1, 1992, Lawrence County, South Dakota, to Norwest Bank Minnesota, National Association, as Trustee (Black Hills Power and Light Company
               Project)(Exhibit 10(q) to Form 10-K for 1992).

      *10(r) Loan Agreement dated as of June 1, 1992, by and between Pennington County, South Dakota and the Company (Exhibit 10(r) to form 10-K for 1992).

      *10(s) Indenture of Trust dated as of June 1, 1992, Pennington County, South Dakota, to Norwest Bank Minnesota, National Association, as Trustee (Black Hills Power and Light Company Project)(Exhibit 10(s) to Form 10-K for 1992).

      *10(t) Loan Agreement dated as of June 1, 1992, by and between Weston County, South Dakota and the Company (Exhibit 10(t) to Form 10-K for 1992).

      *10(u) Indenture of Trust dated as of June 1, 1992, Weston County, Wyoming, to Norwest Bank Minnesota, National Association, as Trustee (Black Hills Power and Light Company Project)(Exhibit 10(u) to Form 10-K for 1992).

      *10(v) Loan Agreement dated as of June 1, 1992, by and between Campbell County, South Dakota and the Company (Exhibit 10(v) to Form 10-K for 1992).

      *10(w) Indenture of Trust dated as of June 1, 1992, Campbell County, Wyoming, to Norwest Bank Minnesota, National Association, as Trustee (Black Hills Power and Light Company Project)(Exhibit 10(w) to Form 10-K for 1992).

      *10(x)   Restated Electric Power and Energy Supply and
               Transmission Agreement and Restated Seasonal
               Non-Firm Power Sale Agreement both dated December 21, 1987, both by and between the Company and the City of Gillette, Wyoming (Exhibit 10(t) to Form 10-K for 1987).

      *10(y) Reserve Capacity Integration Agreement dated May 5, 1987, between Pacific Power & Light Company and the Company (Exhibit 10(u) to Form 10-K for 1987).

      *10(z) Firm Capacity and Energy Purchase Agreement between Tri-State Generation and Transmission Association, Inc. and the Company dated May 11, 1992 (Exhibit 10(aa) to Form 10-K for 1992).

       10(aa) Firm Capacity and Energy Purchase Agreement between Sunflower Electric Power Cooperative and the Company dated
               October 11, 1993.

      *10(bb) Compensation Plan for Outside Directors (Exhibit 10(bb) to Form 10-K for 1992).

      *10(cc) Retirement Plan for Outside Directors dated January 1, 1993 (Exhibit 10(cc) to Form 10-K for 1992).

      *10(dd) Pension Equalization Plan of Black Hills Corporation dated January 1, 1990 (Exhibit 10(dd) to Form 10-K for 1992).

       10(dd) Amendment #1 to Pension Equalization Plan of Black Hills Corporation dated April 27, 1993.

       10(ee)  Black Hills Corporation 1994 Executive Gainsharing Program.

       10(ff)  Black Hills Corporation 1994 Results Compensation Program.

      *10(gg) Pension Plan of Black Hills Corporation as amended and restated effective October 1, 1989. First amendment to the Pension Plan of Black Hills Corporation dated September 25, 1992. Amendment to the Pension Plan of Black Hills Corporation dated December 4, 1992. Amendment to the Pension Plan of Black Hills Corporation dated February 5, 1993 (Exhibit 10(ff) to form 10-K for 1992).

      *10(hh) Agreement for Supplemental Pension Benefit for Everett E. Hoyt dated January 20, 1992 (Exhibit 10(gg) to Form 10-K for 1992).

      *10(ii) Agreement for Supplemental Pension Benefit for Dale E. Clement dated December 19, 1991 (Exhibit 10(hh) to Form 10-K for
               1992).

       13 Annual Report to Shareholders of the Registrant for the year ended December 31, 1993.

       22      Subsidiaries of the Registrant.

       23      Consent of Independent Public Accountants.
_________________________

            *  Exhibits incorporated by reference.


(b)  No reports on Form 8-K have been filed in the quarter ended
     December 31, 1993.
(c)  See (a) 3. above.
(d)  See (a) 2. above.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in Black Hills Corporation's 1993 Annual Report to Shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated January 28, 1994. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed as a part of Item 14.(a)2. in this Form 10-K are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                   ARTHUR ANDERSEN & CO.



Minneapolis, Minnesota,
January 28, 1994

                                SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BLACK HILLS CORPORATION

                                    By         DANIEL P. LANDGUTH
                                          Daniel P. Landguth, Chairman,
                                          President, and Chief Executive

Dated:  March   , 1994

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


     DANIEL P. LANDGUTH          Director and Principal     March   , 1994
Daniel P. Landguth (Chairman,      Executive Officer
President, and Chief Executive)

     DALE E. CLEMENT             Director and Principal     March   , 1994
Dale E. Clement (Senior Vice        Financial Officer
President - Finance)

     GARY R. FISH                Principal Accounting       March   , 1994
Gary R. Fish (Controller)              Officer

     GLENN C. BARBER                   Director             March   , 1994
Glenn C. Barber

     BRUCE B. BRUNDAGE                 Director             March   , 1994
Bruce B. Brundage

     MICHAEL B. ENZI                   Director             March   , 1994
Michael B. Enzi

     JOHN R. HOWARD                    Director             March   , 1994
John R. Howard

     EVERETT E. HOYT              Director and Officer      March   , 1994
Everett E. Hoyt (President
and Chief Operating Officer
of Black Hills Power)

     KAY S. JORGENSEN                  Director             March   , 1994
Kay S. Jorgensen

     CHARLES T. UNDLIN                 Director             March   , 1994
Charles T. Undlin

                                                                Schedule V
                            BLACK HILLS CORPORATION
                         Property, Plant, and Equipment
                          Year ended December 31, 1993
                              Balance at Additions
                              Beginning      at     Retire-
                                of Year   Cost (a) ments(b)
                                      (in thousands)
Utility property:
  Production                   $143,212   $ 2,549   $2,440
  Transmission and
   distribution                 141,324    12,483    1,115
General                          23,905     4,422      776
                                308,441    19,454    4,331
  Construction work in
   progress                       9,829     6,478        -
     Total utility property     318,270    25,932    4,331

Other property:
  Coal mining
    Coal land and land rights     7,117         -        -
    Coal leases and rights        7,188         -        -
    Buildings                     1,183       404        7
    Mining equipment             28,688     7,154       98
    Housing properties              105         -       25
  Oil and gas production         28,465     6,933    3,027
  Other                              41         -        -
                                 72,787    14,491    3,157
  Construction work in
   progress                         202      (133)       -
     Total other property        72,989    14,358    3,157
      Total                    $391,259   $40,290   $7,488

(continued)
                              Other      Balance at
                              Changes     End of
                              add(deduct)  Year
                                 (in thousands)
Utility property:
  Production                   $    4     $143,325
  Transmission and
   distribution                    10      152,702
  General                           -       27,551
                                   14      323,578
  Construction work in
   progress                     1,967       18,274
     Total utility property     1,981      341,852


Other property:
  Coal mining
    Coal land and land rights       -        7,117
    Coal leases and rights          -        7,188
    Buildings                      (2)       1,578
    Mining equipment             (106)      35,638
    Housing properties              -           80
  Oil and gas production            -       32,371
  Other                             -           41
                                 (108)      84,013
  Construction work in
   progress                         -           69
     Total other property        (108)      84,082
      Total                    $1,873     $425,934

(a) See summary of significant accounting policies in consolidated financial statements (Note 1) for information relative to allowance for funds used during construction included in additions.

(b) Costs applicable to retirements, other than non-utility property, are charged to the accumulated depreciation account (Schedule VI).

___________________________________________________________________________
                                                                Schedule VI
                            BLACK HILLS CORPORATION

 Accumulated Depreciation and Depletion of Property, Plant, and Equipment
                       Year ended December 31, 1993

                                       Additions
                          Balance at   Charged to               Balance at
                          Beginning    Costs and     Retire-      End of
                            of Year     Expenses      ments        Year
                                           (in thousands)
Utility property           $104,582     $ 9,990      $4,130      $110,442
Other property-
  Coal mining                18,827       1,953         106        20,674
  Oil and gas
   production                 9,481       4,146         251        13,376
                             28,308       6,099         357        34,050
     Total                 $132,890     $16,089      $4,487      $144,492

                                                                Schedule V
                            BLACK HILLS CORPORATION
                         Property, Plant, and Equipment
                          Year ended December 31, 1992
                              Balance at Additions
                              Beginning      at     Retire-
                                of Year   Cost (a) ments(b)
                                      (in thousands)
Utility property:
  Production                   $139,791   $ 4,155   $  734
  Transmission and
   distribution                 135,408     7,217    1,301
  General                        24,031     1,378    1,504
                                299,230    12,750    3,539
  Construction work in
   progress                       7,072     2,757        -
     Total utility property     306,302    15,507    3,539

Other property:
  Coal mining
    Coal land and land rights     7,117         -        -
    Coal leases and rights        7,188         -        -
    Buildings                     1,125        58        -
    Mining equipment             23,893     4,822       27
    Housing properties              111         -        6
  Oil and gas production         23,486     5,180      201
  Other                              41         -        -
                                 62,961    10,060      234
  Construction work in
   progress                          81       121        -
     Total other property        63,042    10,181      234
      Total                    $369,344   $25,688   $3,773

(continued)
                              Other      Balance at
                              Changes     End of
                              add(deduct)  Year
                                 (in thousands)
Utility property:
  Production                   $    -     $143,212
  Transmission and
   distribution                     -      141,324
  General                           -       23,905
                                    -      308,441
  Construction work in
   progress                         -        9,829
     Total utility property         -      318,270




Other property:
  Coal mining
    Coal land and land rights       -        7,117
    Coal leases and rights          -        7,188
    Buildings                       -        1,183
    Mining equipment                -       28,688
    Housing properties              -          105
  Oil and gas production            -       28,465
  Other                             -           41
                                    -       72,787
  Construction work in
   progress                         -          202
     Total other property           -       72,989
      Total                    $    -     $391,259

(a) See summary of significant accounting policies in consolidated financial statements (Note 1) for information relative to allowance for funds used during construction included in additions.

(b) Costs applicable to retirements, other than non-utility property, are charged to the accumulated depreciation account (Schedule VI).

___________________________________________________________________________

                                                                Schedule VI
                                 BLACK HILLS CORPORATION

 Accumulated Depreciation and Depletion of Property, Plant, and Equipment
                       Year ended December 31, 1992
                                       Additions
                          Balance at   Charged to               Balance at
                          Beginning    Costs and     Retire-      End of
                            of Year     Expenses      ments        Year
                                           (in thousands)
Utility property           $ 98,589     $ 9,614      $3,621      $104,582
Other property-
  Coal mining                17,377       1,482          32        18,827
  Oil and gas
   production                 6,608       2,764        (109)        9,481
                             23,985       4,246         (77)       28,308
     Total                 $122,574     $13,860      $3,544      $132,890

                                                                Schedule V
                          BLACK HILLS CORPORATION
                      Property, Plant, and Equipment
                       Year ended December 31, 1991
                              Balance at Additions
                              Beginning      at     Retire-
                                of Year   Cost (a) ments(b)
                                      (in thousands)
Utility property:
  Production                   $127,586   $12,180   $   85
  Transmission and
   distribution                 127,970     8,018      580
  General                        19,906     4,955      830
                                275,462    25,153    1,495
  Construction work in
   progress                       2,360     4,712        -
     Total utility property     277,822    29,865    1,495

Other property:
  Coal mining
    Coal land and land rights     6,107     1,009        -
    Coal leases and rights        7,188         -        -
    Buildings                     1,125         -        -
    Mining equipment             23,745       171       23
    Oil and gas                   1,687         -        -
    Housing properties              111         -        -
  Oil and gas production         16,000     5,987      188
  Other                              41         -        -
                                 56,004     7,167      211
  Construction work in
   progress                         132       (51)       -
     Total other property        56,136     7,116      211
      Total                    $333,958   $36,981   $1,706


(continued)
                              Other      Balance at
                              Changes     End of
                              add(deduct)  Year
                                 (in thousands)
Utility property:
  Production                   $  110     $139,791
  Transmission and
   distribution                     -      135,408
  General                           -       24,031
                                  110      299,230
  Construction work in
   progress                         -        7,072
     Total utility property       110      306,302

Other property:
  Coal mining
    Coal land and land rights       1        7,117
    Coal leases and rights          -        7,188
    Buildings                       -        1,125
    Mining equipment                -       23,893
    Oil and gas                (1,687)           -
    Housing properties              -          111
  Oil and gas production        1,687       23,486
  Other                             -           41
                                    1       62,961
  Construction work in
   progress                         -           81
     Total other property           1       63,042
      Total                    $  111     $369,344

(a) See summary of significant accounting policies in consolidated financial statements (Note 1) for information relative to allowance for funds used during construction included in additions.

(b) Costs applicable to retirements, other than non-utility property, are charged to the accumulated depreciation account (Schedule VI).

___________________________________________________________________________

                                                                Schedule VI
                          BLACK HILLS CORPORATION

 Accumulated Depreciation and Depletion of Property, Plant, and Equipment
                       Year ended December 31, 1991

                                       Additions
                          Balance at   Charged to               Balance at
                          Beginning    Costs and     Retire-      End of
                            of Year     Expenses      ments        Year
                                           (in thousands)
Utility property           $ 91,236     $ 9,164      $1,811      $ 98,589
Other property-
  Coal mining                16,046       1,572         241        17,377
  Oil and gas
   production                 3,829       3,015         236         6,608
                             19,875       4,587         477        23,985
     Total                 $111,111     $13,751      $2,288      $122,574

                                                                Schedule IX

                          BLACK HILLS CORPORATION

                           Short-Term Borrowings

                                                                    Weighted
                          Weighted      Maximum        Average      Average
                          Average       Amount          Amount      Interest
                          Interest    Outstanding    Outstanding      Rate
           Balance at     Rate at       During          During       During
Year       December 31   December 31    the Year        the Year     the Year
                                    (in thousands)
1993        $11,700         4.5%        $17,350        $11,059        5.2%

1992        $ 6,000         5.8%        $12,600        $ 5,616        6.0%

1991        $ 5,100         6.7%        $17,000        $ 4,552        8.3%


     The Company's short-term borrowings consist solely of notes payable to banks.

     See Note 4 in the consolidated financial statements for additional discussion on notes payable to banks.

     The average amount of short-term borrowings outstanding during the year represents an average of daily balances. The weighted average interest rate during the year was based on a weighting of interest rates associated with these balances.

                                                                 Exhibit 22



                          BLACK HILLS CORPORATION


                          SUBSIDIARY OF REGISTRANT


                    Wyodak Resources Development Corp.,
                          a Delaware corporation.




               SUBSIDIARIES OF WYODAK RESOURCES DEVELOPMENT CORP.


                       Landrica Development Company,
                        a South Dakota corporation.


                        Western Production Company,
                          a Wyoming corporation.

                                                                  APPENDIX



                         BLACK HILLS CORPORATION


     The following items, appended hereto, are incorporated into the Form 10-K from the 1993 Annual Report to Shareholders:


                                 PART II

                                                                      Pages

Item 5    Market for Registrant's Common Equity
           and Related Stockholder Matters                              34

Item 6    Selected Financial Data                                       31

Item 7    Management's Discussion and Analysis of
           Financial Condition and Results of Operation               14-20

Item 8    Financial Statements and Supplementary Data                 22-31